UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a – 101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material Under Rule 14a-12

DEPOMED, INC.

(Name of Registrant as Specified in Its Charter)

HORIZON PHARMA PUBLIC LIMITED COMPANY

HORIZON PHARMA, INC.

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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***PRELIMINARY SOLICITATION STATEMENT – SUBJECT TO COMPLETION***

SOLICITATION OF PROXIES

TO CALL A SPECIAL MEETING

OF DEPOMED, INC. SHAREHOLDERS

SOLICITATION STATEMENT

OF

HORIZON PHARMA PUBLIC LIMITED COMPANY

AND

HORIZON PHARMA, INC.

To the Fellow Shareholders of Depomed, Inc.:

This solicitation statement (the “Solicitation Statement”), the enclosed form of Special Meeting Request attached as Exhibit A (the “Special Meeting Request Form”), the accompanying WHITE Proxy Card (the “WHITE Proxy Card”) and the other exhibits to the Solicitation Statement are being furnished to you as a shareholder of Depomed, Inc., a California corporation (the “Company” or “Depomed”), by and on behalf of Horizon Pharma public limited company, an Irish public limited company, and its wholly owned subsidiary, Horizon Pharma, Inc., a Delaware corporation (the “Horizon Sub”) (collectively unless context requires otherwise, “we,” “our” or “Horizon”), for the purpose of soliciting revocable proxies in the form of the accompanying WHITE Proxy Cards from Company shareholders to empower us to deliver to the Company the Special Meeting Request Form on your behalf to call a special meeting of the Company’s shareholders for the purposes described in the Solicitation Statement (the “Special Meeting”).

Pursuant to the General Corporation Law of the California Corporations Code (the “CGCL”) and the Company’s Amended and Restated Bylaws, effective July 12, 2015 (the “Bylaws”), the holders of shares of Company Common Stock (as defined below) entitled to cast not less than 10% of the votes at the Special Meeting (the “Special Meeting Percentage”) are entitled to call the Special Meeting, subject to the information and procedural requirements of Sections 2 and 5(d) of the Bylaws.

As of August 13, 2015, the Horizon Sub was the holder of record and beneficial owner of 750,000 shares of Company Common Stock and the beneficial owner of an additional 350,000 shares of Company Common Stock, representing in the aggregate approximately 1.82% of such shares that would be entitled to call the Special Meeting pursuant to the CGCL and the Bylaws if the Request Record Date (as defined below) had been set as August 13, 2015, based on 60,311,961 shares of Company Common Stock outstanding as of July 30, 2015, the Company’s most recent publicly available number of outstanding shares of Company Common Stock.

On July 7, 2015, Horizon publicly proposed to acquire the Company (the “Horizon Offer”) in an all-stock transaction for $29.25 per share of common stock, no par value, of the Company

(“Company Common Stock”), with such consideration consisting of Horizon ordinary shares, no par value (“Horizon Ordinary Shares”). On July 21, 2015, Horizon publicly revised the terms of the Horizon Offer to increase its offer to $33.00 per share of Company Common Stock, representing approximately a 60% premium to Company shareholders based on the closing per share price of Company Common Stock as of July 6, 2015, the last trading day prior to the first public announcement of the Horizon Offer. The Horizon Offer, at $33.00 per share of Company Common Stock, is valued at more than $3 billion on an enterprise basis. On August 13, 2015, we publicly reiterated the Horizon Offer at $33.00 per share of Company Common Stock and fixed the exchange ratio of such offer at 0.95 Horizon Ordinary Shares for each share of Company Stock based on the 15-day volume weighted average price of a Horizon Ordinary Share as of August 12, 2015, or $34.74 per share. That same day, subject to our ongoing discussions with Depomed shareholders, we also publicly announced our willingness to amend the Horizon Offer to offer Depomed shareholders a cash-stock mix with up to 25% of the consideration in cash at the election of each respective Depomed shareholder, subject to certain terms and conditions, including a reduction in the total consideration per share to $32.50 per share to partially offset incremental costs associated with including cash as a component of the consideration.

We firmly believe, but cannot assure, that a combination of Horizon and Depomed would yield significant revenue, operating and tax synergies, accelerated revenue and earnings growth and strong cash flow, as well as create substantial, immediate and long-term value for our and Depomed’s shareholders. Despite our repeated attempts beginning in March 2015 to engage the Depomed board of directors (the “Board”) and Depomed’s management in friendly and confidential discussions, the Board and Depomed’s management have refused to engage in meaningful discussions with us, have rejected the Horizon Offer and have even created new obstacles for shareholder consideration of the Horizon Offer by, among other things, amending the Bylaws to hinder Depomed shareholders’ statutory right to call a special meeting and the process for shareholder proposal submission and adopting a shareholder rights plan, or so-called “poison pill,” that precludes a party from acquiring the 10% of the votes of Depomed necessary to call a special shareholders meeting or privately soliciting up to ten (10) other shareholders for the purpose of calling a special meeting.

While we have sought to comply in good faith with what we believe is an onerous process for calling a special meeting of shareholders imposed by the Board, we also are challenging such process as contrary to California law in a judicial proceeding seeking to protect the Company shareholders’ franchise rights.

For additional background on the Horizon Offer, please see the section titled “Background and Past Contacts” in the Solicitation Statement below. For additional background on the foregoing litigation, please see the section titled “Litigation” in the Solicitation Statement below.

We are seeking your support to call the Special Meeting to hold an indirect referendum on the Horizon Offer and Depomed’s refusal to engage with us by considering and voting upon the following proposals:

1.	to remove from office, without cause, the seven members of the current Board, constituting the entire current Board, Peter D. Staple, Vicente Anido, Jr., Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck and David B. Zenoff, as well as any person or persons elected or appointed to the Board without shareholder approval after Depomed’s 2015 Annual Meeting of Shareholders, and up to and including the date of the Special Meeting, each such removal to become effective upon the election of each successor by the shareholders of the Company;

2.	to repeal the amendments to Sections 2 and 5 of the Bylaws adopted and approved by the Board on July 12, 2015 to remove what Horizon believes are onerous requirements imposed thereby on the process for calling a special meeting of shareholders and for submitting shareholder proposals; and

3.	to repeal any amendment or provision of the Bylaws adopted and approved by the Board that changes the Bylaws in any way from the version of the Bylaws adopted and approved by the Board on July 12, 2015 through the date of the Special Meeting, and to amend the section of the Bylaws entitled “AMENDMENT OF BYLAWS” to eliminate the power of the Board to adopt, amend or repeal the Bylaws from the date of the Special Meeting through 120 days following the Special Meeting (Proposals 1 through 3 above are collectively referred to as the “Proposals”).

At this time, we are soliciting your revocable proxy in the form of the accompanying WHITE Proxy Cards to empower us to deliver the valid, executed and completed Special Meeting Request Form on your behalf to a designated officer of the Company to call the Special Meeting. We are not currently seeking your proxy, consent, authorization or agent designation for approval of any proposals or any other actions that would be considered at the Special Meeting. In the event the Special Meeting is called, we will send you proxy materials relating to a vote on the Proposals. Neither the calling of the Special Meeting nor the approval by Depomed shareholders of any of the Proposals at the Special Meeting would ensure that Depomed pursues or consummates the Horizon Offer or any other business combination with Horizon. Depomed shareholders who submit WHITE Proxy Cards are not, therefore, receiving an opportunity to vote directly on the Horizon Offer or any other business combination with Horizon and are not obliged to vote in favor of any of the Proposals.

For additional details on the Proposals, please see the section titled “Our Plans for the Special Meeting” in the Solicitation Statement below.

Shareholder-Called Special Meeting Process Overview

Generally, for Depomed shareholders to call the Special Meeting, (i) a shareholder must request that the Board set a record date for determining shareholders entitled to request the Special Meeting (the “Request Record Date”) by sending written notice to the Secretary of the Company (the “Record Date Request Notice”), which date may be set as many as eighty-eight (88) days from the Secretary’s receipt of such notice, and (ii) one or more written requests for the Special Meeting and signed by shareholders entitled as of the Request Record Date to cast not less than the Special Meeting Percentage must be submitted to and received by any designated officer of the Company within thirty (30) days of the Request Record Date. Once such written requests are received by a designated officer of the Company, the Company shall have five (5) business days to determine whether such submitting shareholders have satisfied the requirements under the Bylaws for calling the Special Meeting.

In seeking to call the Special Meeting, we have strived to comply in good faith with the foregoing special meeting process. In particular, the enclosed Special Meeting Request Form reflects our good faith effort to identify all the information required by the Bylaws in connection with shareholders’ written request for the Special Meeting with respect to the Horizon Sub as the shareholder soliciting fellow shareholders to call such meeting. We expect that the Company will take actions seeking to frustrate the calling of the Special Meeting, including by claiming that the Special Meeting Request Form we are seeking to submit on your behalf does not comply with the Bylaws in an attempt to avoid or delay the call of the Special Meeting. We encourage you to submit your WHITE Proxy Card to permit us to submit the Special Meeting Request Form. At the same time, in what we view as an effort to protect shareholders’ best interests, we are also challenging, among other things, what we believe is an onerous special meeting process imposed by the Board, which we believe serves only to thwart shareholders’ best interests and further entrench the Board and Depomed management and which we believe is wholly inconsistent with California law, in a judicial proceeding, as discussed further in the section titled “Litigation” in the Solicitation Statement below.

Acting in good faith, on August 3, 2015, the Horizon Sub submitted a Record Date Request Notice to Depomed as the holder of record and beneficial owner of 750,000 shares of Company Common Stock as of such date, representing approximately 1.24% of such shares that would be entitled to call the Special Meeting pursuant to the CGCL and the Bylaws if the Request Record Date had been set as of July 30, 2015, based on 60,311,961 shares of Company Common Stock outstanding as of such date. Horizon’s Record Date Request Notice is attached as Exhibit C to the Solicitation Statement. Pursuant to the Bylaws, the Request Record Date has not yet been set by the Board. While we understand the Bylaws ostensibly permit the Board to set the Request Record Date as many as eighty-eight (88) days from the date of the Company’s receipt of the Record Date Request Notice, Horizon has asked that the Board act promptly to set the Request Record Date as we believe that any delay in doing so comes at the expense of the franchise rights of the Company’s shareholders and serves only to support the claim that such process was imposed by the Board primarily to entrench the Company’s directors and management. Holders of record of shares of Company Common

Stock as of that date will be entitled to submit a WHITE Proxy Card to permit us to submit the Special Meeting Request Form on their respective behalves to call the Special Meeting.

As the next step in calling the Special Meeting, we are now soliciting revocable proxies from Company shareholders to empower us to deliver the Special Meeting Request Form on your behalf to call the Special Meeting. From the Request Record Date, we have thirty (30) days to solicit such revocable proxies and for the Company to be in receipt of the valid, executed and completed Special Meeting Request Form from the Horizon Sub and WHITE Proxy Cards from shareholders holding shares of Company Common Stock representing the Special Meeting Percentage together with Horizon’s shares of Company Common Stock before a new Request Record Date must be requested from the Board and the process for a shareholder-called special meeting must be restarted.

Please join us in requesting that Depomed call the Special Meeting and show the Board that shareholders want to have their voices heard.

Why You Were Sent The Solicitation Statement

As noted above, we have repeatedly attempted to convince the Board and Depomed management that the Horizon Offer is strategically and financially compelling for Depomed’s and Horizon’s shareholders. We sent Depomed management a letter on May 27, 2015, setting forth the Horizon Offer, which at the time represented approximately a 40% premium to Depomed’s then-most recent closing trading price per share of Company Common Stock. Since sending that letter, we have repeatedly attempted to engage with the Board and Depomed’s advisors as well as Depomed management, including by sending a follow-up offer letter on June 12, 2015, which reiterated the Horizon Offer and set out again the merits of the combination. Notwithstanding the follow-up letter, the Board, Depomed’s advisors and Depomed’s management continued to be unwilling to engage with us. In light of what we see as the clear benefits that would result from a combination of Horizon and Depomed, we were compelled to make the Horizon Offer known to Depomed’s shareholders and publicly disclosed it on July 7, 2015 via a press release and open letter to Depomed management. Unfortunately, the Board and Depomed management again rejected the Horizon Offer, instead taking formal measures to hinder the shareholders’ statutory right to consider the Horizon Offer by implementing what we believe are onerous Bylaw amendments with respect to shareholder special meetings and shareholder proposals and by adopting a poison pill. To demonstrate our commitment to pursuing the combination, on July 21, 2015, we increased the value of the Horizon Offer to $33.00 per share in Horizon Ordinary Shares, representing an approximate 60% premium to the Depomed share price on the day prior to our original proposal being made public. However, despite this significant price increase, the Board and Depomed’s management remain unwilling to meet or engage in any serious, meaningful discussions with us.

Given the Board and Depomed management’s refusal to meaningfully engage with us, we feel strongly that the Board, as currently constituted, does not provide assurance that the interests of Depomed shareholders are being sufficiently taken into account with respect to the Horizon Offer, especially in light of what we believe are onerous Bylaws adopted by the Board limiting shareholders’ rights and the adoption of the poison pill. We believe that removal of the current Board, together with the proposed Bylaw amendments, are important steps for Depomed’s shareholders to show their indirect support for the Horizon Offer or any future business combination offer made by Horizon.

Summary Proxy Submission Procedures

We are asking the Company’s shareholders to complete, sign and date the accompanying WHITE Proxy Card so that the Horizon Sub may submit the Special Meeting Request Form and to return the WHITE Proxy Card in the enclosed envelope to MacKenzie Partners, Inc. (“MacKenzie Partners”), which is assisting us in this solicitation of proxies to call the Special Meeting, at the address set forth below.

The Special Meeting Request Form that the Horizon Sub would submit on your behalf to the Company asks that the Special Meeting be held on a date and at a time to be specified by the Horizon Sub, as permitted under the CGCL and the Bylaws. Subject to the CGCL and the Bylaws, the WHITE Proxy Card grants the Horizon Sub the discretion to specify such date and such time as it deems appropriate in the Special Meeting Request Form.

We ask that your executed WHITE Proxy Card be delivered as promptly as possible, by mail in the enclosed postage-paid envelope to MacKenzie Partners at the address below.

If you have any questions about completing, executing and dating your WHITE Proxy Card or delivering the WHITE Proxy Card to MacKenzie Partners, or otherwise require assistance, please contact MacKenzie Partners at the address and telephone numbers below. We encourage you to submit your completed, executed and dated WHITE Proxy Card to join us in calling the Special Meeting; however, we reserve the right not to submit any WHITE Proxy Cards if we believe that they do not comply with the CGCL and the Bylaws. If we believe that your WHITE Proxy Card does not so comply, or the Company notifies us of such non-compliance, we expect to contact you.

If you do not wish to join us in calling the Special Meeting, no action on your part is needed with respect to your WHITE Proxy Card.

The Solicitation Statement is dated [—], 2015. The Solicitation Statement, the Special Meeting Request Form and the accompanying WHITE Proxy Card are first being sent or given to Depomed shareholders on or about [—], 2015. The WHITE Proxy Cards to submit the Special Meeting Request Form to call the Special Meeting should be delivered as promptly as possible, by mail (using the enclosed envelope), to Horizon’s proxy solicitor, MacKenzie Partners, as set forth below. A copy of the Company’s current Bylaws (which we are challenging in litigation) may be found on file with the Securities and Exchange Commission (the “SEC”) as Exhibit 3.2 to the Current Report on Form 8-K filed by the Company on July 13, 2015.

IMPORTANT

Please complete, sign and date the enclosed WHITE Proxy Card as soon as possible to join us in calling the Special Meeting.

From the Request Record Date, we have thirty (30) days to solicit revocable proxies and for the Company to be in receipt of the valid, executed and completed Special Meeting Request Form from the Horizon Sub and WHITE Proxy Cards from shareholders holding shares of Company Common Stock representing the Special Meeting Percentage together with Horizon’s shares of Company Common Stock before a new Request Record Date must be requested from the Board and the process for a shareholder-called special meeting must be restarted.

If your shares of Company Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign the WHITE Proxy Card with respect to your shares and only upon receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for the WHITE Proxy Card to be signed representing your shares of Company Common Stock. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to us in care of MacKenzie Partners to the address below, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions about completing, executing and dating your WHITE Proxy Card, or delivering the document to MacKenzie Partners, or otherwise require assistance, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Email: proxy@mackenziepartners.com

Call collect: (212) 929-5500

Call toll-free: (800) 322-2885

Please complete, sign and date the enclosed WHITE Proxy Card and return the document to MacKenzie Partners in the enclosed postage-paid envelope today.

ONLY AFTER THE SPECIAL MEETING IS CALLED WOULD DEPOMED SHAREHOLDERS BE ASKED TO VOTE ON THE PROPOSALS. NEITHER THE CALLING OF THE SPECIAL MEETING NOR THE APPROVAL BY DEPOMED SHAREHOLDERS OF ANY OF THE PROPOSALS AT THE SPECIAL MEETING WOULD ENSURE THAT DEPOMED PURSUES OR CONSUMMATES THE HORIZON OFFER OR ANY OTHER BUSINESS COMBINATION WITH HORIZON. DEPOMED SHAREHOLDERS WHO SUBMIT WHITE PROXY CARDS ARE NOT, THEREFORE, RECEIVING AN OPPORTUNITY TO VOTE DIRECTLY ON THE HORIZON OFFER OR ANY OTHER BUSINESS COMBINATION WITH HORIZON AND ARE NOT OBLIGED TO VOTE IN FAVOR OF ANY OF THE PROPOSALS.

WE HOPE THAT HOLDING THE SPECIAL MEETING WILL ULTIMATELY PROVE UNNECESSARY. WE REMAIN HOPEFUL THAT THE BOARD WILL TAKE A STEP BACK, LISTEN TO DEPOMED SHAREHOLDERS AND ULTIMATELY DO WHAT IS RIGHT AND ENGAGE WITH HORIZON.

THIS SOLICITATION IS BEING MADE BY HORIZON, AND NOT ON BEHALF OF THE COMPANY OR THE BOARD. AT THIS TIME, WE ARE NOT CURRENTLY SEEKING YOUR PROXY, CONSENT, AUTHORIZATION OR AGENT DESIGNATION FOR APPROVAL OF THE PROPOSALS OR ANY OTHER ACTIONS THAT WOULD BE CONSIDERED AT THE SPECIAL MEETING. WE ARE ONLY SOLICITING YOUR REVOCABLE PROXY TO EMPOWER US TO DELIVER TO THE COMPANY’S DESIGNATED OFFICERS THE VALID, EXECUTED AND COMPLETED SPECIAL MEETING REQUEST FORM TO CALL THE SPECIAL MEETING.

AFTER THE SPECIAL MEETING REQUEST FORM AND WHITE PROXY CARDS FOR SHARES OF COMPANY COMMON STOCK REPRESENTING THE SPECIAL MEETING PERCENTAGE HAVE BEEN DELIVERED TO AND PROPERLY RECEIVED BY THE COMPANY, WE WILL SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF THE PROPOSALS ONCE THE SPECIAL MEETING RECORD DATE AND MEETING DATE ARE SET.

YOUR WHITE PROXY CARD IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SOLICITATION OF PROXIES TO CALL A SPECIAL MEETING OF DEPOMED SHAREHOLDERS.

In addition to delivering printed versions of the Solicitation Statement, the Special Meeting Request Form and the WHITE Proxy Card to all shareholders by mail, the Solicitation Statement, the Special Meeting Request Form and the WHITE Proxy Card are also available on the Internet. You have the ability to access and print the Solicitation Statement, the Special Meeting Request Form and the WHITE Proxy Card at [—].

QUESTIONS AND ANSWERS REGARDING THIS SOLICITATION STATEMENT

Q:	What is this Solicitation Statement and why is Horizon sending it to me?

A:	This Solicitation Statement, the Special Meeting Request, the WHITE Proxy Card and the other exhibits to the Solicitation Statement are being furnished to you as a shareholder of Depomed by and on behalf of Horizon for the purpose of soliciting revocable proxies from Company shareholders to empower us to deliver to the Company the Special Meeting Request Form on your behalf to call the Special Meeting for Company shareholders to consider and vote upon the Proposals, each as described further in the section titled “Our Plans for the Special Meeting” in the Solicitation Statement below.

This solicitation of WHITE Proxy Cards to call the Special Meeting is one of the initial steps in a multi-step proxy solicitation process in connection with submitting the Proposals to a vote of Depomed shareholders. As an initial step in this process, under the Bylaws and the CGCL, we are seeking WHITE Proxy Cards from holders of Company Common Stock, who, together with Horizon’s shares of Company Common Stock, would be entitled to cast votes representing not less than the Special Meeting Percentage and would thereby be entitled to call the Special Meeting, subject to the information and procedural requirements of Sections 2 and 5(d) of the Bylaws. As another step in this process, once the Special Meeting is called, we would then solicit revocable proxies for votes on the Proposals and provide proxy materials for voting on the Proposals at the Special Meeting. As another series of steps, in connection with Proposal 1, which, if approved, would remove the current Board contingent on the shareholder election of successor directors, Horizon is currently seeking to identify director nominees in anticipation of the approval of Proposal 1 and, once such slate is finalized, will (i) supplement the Record Date Request Notice to seek to include in the agenda for the Special Meeting an additional proposal to elect such slate, or (ii) if Depomed refuses to accept such Horizon supplement, take other appropriate action, including, among others, calling an additional special meeting of Depomed shareholders to approve a proposal to elect Horizon’s slate of directors to fill the director vacancies that would arise upon approval of Proposal 1.

Q:	What is the process for calling the Special Meeting?

A:

Generally, for Depomed shareholders to call the Special Meeting, (i) a shareholder must request that the Board set the Request Record Date via a Record Date Request Notice, which date may be set as many as eighty-eight (88) days from the Secretary’s receipt of such notice, and (ii) one or more written requests for the Special Meeting and signed by shareholders entitled as of the Request Record Date to cast not less than the Special Meeting Percentage must be submitted to and received by any designated officer of the

Company within thirty (30) days of the Request Record Date. Once such written requests are received by a designated officer of the Company, the Company shall have five (5) business days to determine whether such submitting shareholders have satisfied the requirements under the Bylaws for calling the Special Meeting.

On August 3, 2015, the Horizon Sub submitted a Record Date Request Notice to Depomed as the holder of record and beneficial owner of 750,000 shares of Company Common Stock as of such date, representing approximately 1.24% of such shares that would be entitled to call the Special Meeting pursuant to the CGCL and the Bylaws if the Request Record Date had been set as of July 30, 2015, based on 60,311,961 shares of Company Common Stock outstanding as of such date. While we understand the Bylaws ostensibly permit the Board to set the Request Record Date as many as eighty-eight (88) days from the date of the Company’s receipt of the Record Date Request Notice, Horizon has asked that the Board act promptly to set the Request Record Date as we believe that any delay in doing so comes at the expense of the franchise rights of the Company’s shareholders and serves only to support the claim that such process was imposed by the Board primarily to entrench the Company’s directors and management. Holders of record of shares of Company Common Stock as of that date will be entitled to submit a WHITE Proxy Card to permit us to submit the Special Meeting Request Form on their respective behalves to call the Special Meeting.

The enclosed Special Meeting Request Form reflects our good faith effort to identify all the information required by the Bylaws in connection with shareholders’ written request for the Special Meeting with respect to the Horizon Sub as the shareholder soliciting fellow shareholders to call such meeting. We are seeking WHITE Proxy Cards from shareholders to permit us to submit the Special Meeting Request Form on behalf of shareholders entitled to cast a vote of shares of Company Common Stock representing not less than the Special Meeting Percentage.

Q:	What am I being asked to do?

A:	We are asking you join us in requesting that Depomed call the Special Meeting by delivering your executed WHITE Proxy Card as promptly as possible by mail in the enclosed postage-paid envelope to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, Attn: Bob Marese.

Q:	How many shareholders must submit executed WHITE Proxy Cards to call the Special Meeting?

A:

Based on 60,311,961 shares of Company Common Stock outstanding as of July 30, 2015, we are seeking WHITE Proxy Cards from holders of an aggregate of at least 4,931,197 shares of Company Common Stock, who, together with the 1,100,000 shares of Company Common Stock beneficially owned by Horizon, would be entitled to cast votes representing not less than the Special Meeting Percentage at the Special Meeting and would thereby be entitled to call the Special Meeting, subject to the information and procedural requirements of Sections 2 and 5(d) of the Bylaws.

Q:	If the Special Meeting is called, what proposals will be presented at the Special Meeting?

A:	Depomed shareholders will be asked to consider the Proposals, each as described further in the section titled “Our Plans for the Special Meeting” in the Solicitation Statement below. Moreover, in connection with Proposal 1, which, if approved, would remove the entire current Board contingent on the shareholder election of successor directors, Depomed shareholders would be asked to vote on an additional proposal to elect a replacement slate of directors once such slate is finalized by Horizon if Horizon is permitted to supplement its Record Date Request Notice, as noted above in this section.

Q:	If I submit the enclosed WHITE Proxy Card and join in calling the Special Meeting, am I voting, or agreeing to vote, in favor of the Proposals or the Horizon Offer?

A:	No. We are not currently seeking your proxy, consent, authorization or agent designation for approval of any of the Proposals or any other actions that would be considered at the Special Meeting. In the event the Special Meeting is called, we will send you proxy materials relating to a vote on the Proposals. In connection with such vote, Depomed shareholders would be permitted to vote in favor of all, some or none of the Proposals. Moreover, neither the calling of the Special Meeting nor the approval by Depomed shareholders of any of the Proposals would ensure that Depomed pursues or consummates the Horizon Offer or any other business combination with Horizon. Depomed shareholders who submit WHITE Proxy Cards are not, therefore, receiving an opportunity to vote directly on the Horizon Offer or any other business combination with Horizon and are not obliged to vote in favor of any of the Proposals.

Q:	Whom should I call with any questions?

A:	Depomed shareholders should call MacKenzie Partners, our proxy solicitor, toll-free at (800) 322-2885 with any questions about this Solicitation Statement, the Special Meeting Request Form, the WHITE Proxy Card, or the other exhibits to the Solicitation Statement.

BACKGROUND AND PAST CONTACTS

Horizon regularly considers a variety of potential transactions to acquire products in primary care, orphan diseases and specialty businesses. As part of this process, Horizon identified Depomed as a possible acquisition target. The following is a chronology of events leading up to the Solicitation Statement:

•	On February 24, 2015, the Horizon board of directors held a regularly scheduled meeting in Dublin, Ireland, and discussed, among other things, a possible combination with Depomed and authorized management to make a proposal to Depomed.

•	On March 11, 2015, Horizon’s Chairman, President and Chief Executive Officer, Timothy P. Walbert, spoke to Depomed’s President and Chief Executive Officer, James A. Schoeneck, about engaging in confidential discussions to combine the two companies. Mr. Schoeneck declined to engage citing less than ideal timing.

•	On March 24, 2015, the transaction committee of the Horizon board of directors (the “Horizon Transaction Committee”), which had been delegated authority to oversee the offers made to Depomed and authorize changes to the terms of the offers, at a meeting in Dublin, Ireland, discussed, among other things, a potential combination with Depomed, including changes in Depomed’s stock price since February 2015 and the terms of Depomed’s recent high yield financing, including expected breakage costs. The Horizon Transaction Committee authorized Horizon to continue to pursue the proposed combination, within authorized terms, and authorized the engagement of Citigroup and Jefferies to serve as financial advisors in connection with the potential transaction.

•	On May 7, 2015, the Horizon board of directors, at its regular meeting in Dublin, Ireland, discussed, among other things, the continuing interest of the Horizon to pursue a combination with Depomed, the recent stock price performance of Depomed and the proposed acquisition structure.

•	On May 14, 2015, Mr. Walbert requested a meeting with Mr. Schoeneck. Mr. Schoeneck responded on May 19, 2015 that he would be available for a call on May 27, 2015.

•	On May 27, 2015, Mr. Walbert spoke to Mr. Schoeneck and subsequently sent a letter setting forth the Horizon Offer as an all-stock transaction in which Depomed shareholders would receive $29.25 in Horizon Ordinary Shares.

•	On June 12, 2015, Horizon sent Depomed a follow-up letter reiterating the Horizon Offer sent on May 27, 2015.

•	On June 18, 2015, one of Horizon’s directors called the Depomed Chairman of the Board to encourage Depomed to engage in discussions with Horizon regarding a possible combination.

•	On June 20, 2015, the Horizon Transaction Committee met telephonically to discuss the status of discussions with Depomed.

•	On June 25, 2015, Depomed sent a letter to Horizon indicating that the Board had unanimously rejected the Horizon Offer.

•	On June 29, 2015, one of Horizon’s directors communicated electronically with the Depomed Chairman of the Board about the Horizon Offer.

•	On the same day, Depomed’s financial advisors, Morgan Stanley and Leerink, also spoke to Horizon’s financial advisors, Citi and Jefferies, about the Horizon Offer. Morgan Stanley and Leerink told Citi and Jefferies that the Horizon Offer was not compelling enough to justify engaging further.

•	On June 30, 2015, the Horizon Transaction Committee held a telephonic meeting to consider next steps in light of the Board’s rejection of the Horizon Offer and stated unwillingness to engage in any discussions about value or price based on Horizon’s May 27 offer. The Horizon Transaction Committee authorized Horizon to issue a public letter to the Board in response to Depomed’s rejection of the Horizon Offer.

•	On July 7, 2015, Horizon delivered a letter to Depomed further reiterating the Horizon Offer and its value and issued a press release detailing the proposal.

•	Later that day on July 7, 2015, Horizon held a conference call to answer questions about the Horizon Offer and discuss its benefits.

•	On the same day, Depomed confirmed receipt of the Horizon Offer.

•	From July 9, 2015 through August 13, 2015, Horizon, through the Horizon Sub, purchased 1,100,000 shares of Company Common Stock, representing approximately 1.82% of the outstanding shares of Company Common Stock as of July 30, 2015.

•	On July 10, 2015, one of Depomed’s financial advisors, Leerink, spoke with one of Horizon’s financial advisors, Citi, and suggested that if Horizon would increase its proposed price to acquire Depomed by $3.00 to $4.00 per share in Horizon Ordinary Shares, Depomed would engage in a constructive dialogue with Horizon regarding negotiating a transaction.

•

During the weekend of July 10, 2015, Depomed’s financial advisors spoke with Horizon’s financial advisors, and Horizon’s financial advisors indicated that Horizon would be willing to increase its proposed price to acquire Depomed by $3.00 to $32.25 per share in Horizon Ordinary Shares, contingent on Depomed engaging in constructive dialogue toward a transaction. Depomed’s financial advisors stated that they would discuss the new price with Depomed management and discuss with the Board on July 12, 2015, and would follow up with Horizon’s financial advisors after the Board meeting of that day. They never followed up and instead announced the next day the adoption of the Rights Agreement and the Bylaw amendments discussed immediately below.

•	On July 12, 2015, Depomed adopted a rights agreement declaring a dividend of one right for each outstanding share of Company Common Stock (the “Rights Agreement”). The plan is triggered by, among other things, a person or group acquiring 10% or more of the outstanding shares of Company Common Stock.

•	On the same day, Depomed amended its previous Bylaws and instituted various notice and information requirements with respect to the shareholders’ right to call a special meeting, making it more difficult and time-consuming to do so.

•	On July 13, 2015, Horizon issued a press release voicing its disappointment with Depomed’s decision to limit shareholders’ ability to take advantage of the Horizon Offer by implementing the Rights Agreement and amending the Bylaws to delay and make more difficult the calling of a special meeting.

•	On July 18, 2015, one of Horizon’s directors spoke to the Depomed Chairman of the Board to encourage Depomed to engage in discussions with Horizon.

•	On July 21, 2015, Horizon delivered a letter to Depomed increasing its proposed price to acquire the Company to $33.00 per share in Horizon Ordinary Shares.

•	On the same day, Depomed confirmed receipt of the revised Horizon Offer.

•	On July 23, 2015, Mr. Walbert contacted Mr. Schoeneck to yet again encourage discussions on the potential combination.

•	On July 29, 2015, Depomed issued a press release announcing that the Board had unanimously rejected Horizon’s July 21, 2015 offer of $33.00 per share in Horizon Ordinary Shares.

•	On the same day, Depomed sent a letter to Horizon stating that the Board had rejected the revised Horizon Offer.

•	On July 30, 2015, Mr. Walbert had a discussion with Mr. Schoeneck to request feedback regarding a value and terms that would compel Depomed to engage with Horizon. Mr. Schoeneck committed to follow up within one (1) day.

•	On July 31, 2015, Morgan Stanley and Leerink, financial advisors to Depomed, informed Citi and Jefferies, financial advisors to Horizon, that Depomed again would not be providing any guidance other than that Horizon should submit a substantially more compelling offer.

•	On the same day, Mr. Walbert sent a letter via email to Mr. Schoeneck further clarifying the Horizon Offer to ensure consistency with the message being delivered to

Depomed by its financial advisors and reiterating the value being offered by Horizon to the Depomed shareholders. Additionally, the letter made clear that if Depomed did not provide feedback on what value and terms it would be willing to consider and Depomed did not engage in constructive discussions with Horizon, Horizon would take its proposal directly to Depomed’s shareholders and challenge the decision making of the Board.

•	On August 1, 2015, letters substantially similar to the July 31st letter sent by Mr. Walbert to Mr. Schoeneck described immediately above were sent via email by two Horizon directors to the Depomed Chairman of the Board and another Depomed director.

•	On August 3, 2015, Horizon issued a press release announcing, among other things, that it had submitted to Depomed the Record Date Request Notice to begin the process for calling a shareholder meeting to consider the Proposals and delivered such notice to Depomed in accordance with the Bylaws.

•	On the same day, Horizon announced it is judicially challenging the Rights Agreement and Bylaw amendments that delay and make more difficult the calling of a special meeting. For additional background on the foregoing litigation, please see the section titled “Litigation” in the Solicitation Statement below.

•	On the same day, Horizon sent a letter to Depomed requesting clarification as to how it will apply certain portions of the Bylaws to the special meeting process.

•	On the same day, Depomed announced it would review the Record Date Request Notice and that it was filing a lawsuit to assert a claim for violation of the California Uniform Trade Secrets Act and breach of contract and alleging that Horizon made fraudulent and misleading statements to the Company’s shareholders. For additional background on the foregoing litigation, please see the section titled “Litigation” in the Solicitation Statement below.

•	On August 7, 2015, Depomed sent a letter to Horizon indicating its unwillingness to make a counter-offer to the revised Horizon Offer.

•	On August 10, 2015, Depomed sent a letter to Horizon asking Horizon to clarify Proposal 1 and confirming that unaffiliated beneficial owners of shares of Company Common Stock will not be required to provide information that would not be customary for a solicitation process of this nature.

•	On August 12, 2015, Horizon sent a letter to Depomed in response to the letter immediately above providing clarification with respect to Proposal 1 and acknowledging Depomed’s confirmation that unaffiliated beneficial owners of shares of Company Common Stock would not be required to provide information that would not be customary for a solicitation process of this nature.

•	On August 13, 2015, Horizon issued a press release and delivered a letter to the Board reiterating the Horizon Offer to acquire Depomed for $33.00 per share in Horizon Ordinary Shares and fixing the exchange ratio of such offer at 0.95 Horizon Ordinary Shares for each share of Company Stock based on the 15-day volume weighted average price of a Horizon Ordinary Share as of August 12, 2015, or $34.74 per share. Additionally, in that same press release and letter, Horizon announced that, subject to its ongoing discussions with Depomed shareholders, it would be willing to amend the Horizon Offer to offer Depomed shareholders a cash-stock mix with up to 25% of the consideration in cash at the election of each respective Depomed shareholder, subject to certain terms and conditions, including a reduction in the total consideration per share to $32.50 per share to partially offset incremental costs associated with including cash as a component of the consideration.

•	On the same day, Depomed issued a press release, among other things, commenting on the Horizon August 13, 2015 letter and indicating that the Board, consistent with its fiduciary duties, would carefully review and evaluate the revised offer to determine the course of action it believes is in the best interest of Depomed and its shareholders.

OUR PLANS FOR THE SPECIAL MEETING

If we, with the support of other shareholders, are successful in requesting that the Special Meeting be called pursuant to the Bylaws and the Special Meeting is called, we expect to ask Depomed shareholders to consider and vote on the Proposals below, and, in connection with Proposal 1, an additional proposal to elect a replacement slate of directors once such slate is finalized by Horizon if Horizon is permitted to supplement its Record Date Request Notice, as noted below in this section.

•	Proposal 1: “RESOLVED, that the seven members of the current Board, constituting the entire current Board, Peter D. Staple, Vicente Anido, Jr., Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck and David B. Zenoff, as well as any person or persons elected or appointed to the Board without shareholder approval after Depomed’s 2015 Annual Meeting of Shareholders, and up to and including the date of the Special Meeting, be removed from office as directors of the Company, each such removal to become effective upon the election of each successor by the shareholders of the Company.”

Section 19 of the Bylaws, together with Section 303(a) of the CGCL, provide that any or all of the directors may be removed without cause if such removal is approved by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote.

If Proposal 1 passes, the directors will remain on the Board until successors are duly elected and qualified at a special or annual meeting of the shareholders of the Company. We are seeking to remove Peter D. Staple, Vicente Anido, Jr., Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck and David B. Zenoff because we believe they refused to act in the best interests of shareholders by willfully failing to engage in meaningful discussions or negotiations with, or provide information to, Horizon following the Horizon Offer. Further, we are seeking to remove the entire current Board rather than a lesser number of directors based on the view that doing so ensures the greatest likelihood that the successor Board will engage in good faith discussions with Horizon with respect to the Horizon Offer or any future business combination offer from Horizon. Though we seek to remove the entire Board while beneficially owning approximately 1.82% of the outstanding shares of Company Common Stock, we will only succeed in doing so if shareholders holding a majority of the outstanding shares of Company Common Stock entitled to vote at the Special Meeting vote in favor of such action. Moreover, we believe such action is in the best interests of all Company shareholders in light of the current Board’s actions.

Indeed, the current Board has publicly, unanimously and summarily rejected Horizon’s $29.25 per share offer of May 27, 2015, and its increased $33.00 per share offer of July 21, 2015 and has been unwilling to engage in any meaningful discussions with Horizon or provide Horizon access to any additional information relating to the Board’s assessment of the Company’s value to support a higher offer from Horizon. Horizon’s offers represent an approximately 42% and 60% premium, respectively, from the Company’s market price of $20.64 at the close of business on July 6, 2015, the day before Horizon’s first proposal was publicly announced. The primary actions taken by the Company have been to adopt the Rights Agreement and amend the Bylaws to make it more difficult for shareholders to call a special meeting.

Horizon is currently seeking to identify director nominees in anticipation of the approval of Proposal 1. Once Horizon finalizes its slate of directors, Horizon will supplement the Record Date Request Notice to seek to include in the agenda for the Special Meeting an additional proposal to elect such slate. If Depomed refuses to accept such Horizon supplement to the Record Date Request Notice, Horizon stands ready to take appropriate action, including, among others, calling an additional special meeting of Depomed shareholders to approve a proposal to elect Horizon’s slate of directors to fill the director vacancies that would arise upon approval of Proposal 1.

•	Proposal 2: “RESOLVED, that the amendments to Sections 2 and 5 of the Bylaws adopted and approved by the Board on July 12, 2015 be and hereby are repealed as set forth in such sections of the Bylaws attached as Exhibit D to the Solicitation Statement so as to remove the onerous requirements imposed thereby on the process for calling a special meeting of shareholders and for submitting shareholder proposals.”[1]

•	Proposal 3: “RESOLVED, that any amendment or provision of the Bylaws adopted and approved by the Board that changes the Bylaws in any way from the version of the Bylaws adopted and approved by the Board on July 12, 2015 through the date of the Special Meeting be and hereby is repealed, and that the section of the Bylaws entitled “AMENDMENT OF BYLAWS” be and hereby is amended to eliminate the power of the Board to adopt, amend or repeal the Bylaws from the date of the Special Meeting through 120 days following such date as set forth in such section of the Bylaws attached as Exhibit D to the Solicitation Statement.”

Section 42 of the Bylaws, together with Section 211 of the CGCL, provide that approval of each of Proposals 2 and 3 requires the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote.

Proposals 2 and 3 are together designed to (i) undo the Board’s efforts, via amendments to the Bylaws approved and adopted by the Board on July 12, 2015, to hinder the shareholders’ statutory right to call a special meeting and otherwise submit shareholder proposals at any meetings and (ii) prevent the Board from taking any such further actions to amend the Bylaws to attempt to nullify or delay the actions taken by, or proposed to be taken by, the shareholders pursuant to Proposal 1, or to create new obstacles to the consideration by shareholders of the Horizon Offer or any future business combination proposal.

With respect to Proposal 2, the repeal of the amendments as set forth in the language marked as struck out in Sections 2 and 5 in the Bylaws attached as Exhibit D to the Solicitation

[1]	We note that the characterization of the requirements for calling a special meeting of shareholders and for submitting shareholder proposals as “onerous” is our belief and not a factual statement.

Statement simplifies the mechanics for nominating directors or proposing business at any annual or special meeting by in particular removing the burdensome informational and procedural requirements for proposing business and nominating directors imposed by the Board, such as:

•	the shareholder having to provide detailed information regarding the business proposed to be conducted, as to the shareholder, any beneficial owner with respect to such shareholder’s shares, if any, and any such beneficial owner’s “control person” (as defined in the Bylaws), and as to each nominee, if any, which requirements may in sum require greater disclosure than that required by the federal proxy rules and California law;

•	the shareholder having to make a representation regarding its appearance in person or by proxy to present the matters at the applicable meeting; and

•	as described herein, to call a special meeting, shareholders must not only meet the Special Meeting Percentage required by the CGCL but must also follow a protracted request process that could take as many as eighty-eight (88) days following the Company’s receipt of a valid Record Date Request Notice just to secure a record date (i.e., the Request Record Date) pursuant to which a shareholder may solicit other shareholders to obtain the Special Meeting Percentage. The Company has at least one (1) shareholder who owns in excess of 10% of the Company’s shares. That shareholder could not, under the Bylaw amendments, call a special meeting without submitting a Record Date Request and waiting up to eighty-eight (88) days for the Company to comply.

Proposals 1 through 3 also represent a way for shareholders to demonstrate, in a coordinated and powerful manner, their indirect support for the Company to engage in a meaningful dialogue with Horizon. Examples of such meaningful engagement could include, without limitation, and in each case conducted in good faith:

•	the participation in one or more substantive, face-to-face meetings between the chief executive and other senior-level officers of the Company and representatives of Horizon to address the terms of the Horizon Offer;

•	members of the Board making themselves available for face-to-face meetings with representatives of Horizon to discuss the terms of the Horizon Offer;

•	discussions between the financial advisors of the Company and the financial advisors of Horizon;

•	discussions between the legal advisors of the Company and the legal advisors of Horizon, including in respect of any proposed merger agreement between the companies; and

•	the Company and Horizon undertaking due diligence activities with respect to each other.

That said, neither the calling of the Special Meeting nor the approval by Depomed shareholders of any of the Proposals at the Special Meeting would ensure that Depomed pursues or consummates the Horizon Offer or any other business combination with Horizon.

We will solicit votes in favor of the Proposals only by means of a proxy statement and proxy card once the record date and meeting date for the Special Meeting have been established. In connection with such vote, Depomed shareholders would be permitted to vote in favor of all, some or none of the Proposals. If we are successful in requesting that the Special Meeting be called as a result of shareholders holding shares of Company Common Stock representing the Special Meeting Percentage together with Horizon’s shares of Company Common Stock completing, executing, dating and returning the enclosed WHITE Proxy Card to MacKenzie Partners, and Horizon delivering the valid, executed and completed Special Meeting Request Form and such WHITE Proxy Card to a Company designated officer, then we will include in Horizon’s definitive proxy statement for such Special Meeting more detailed information regarding voting at the Special Meeting. The sole purpose of this solicitation, and the only effect of your return of the WHITE Proxy Card, is to request the calling of the Special Meeting and to empower us to deliver the Special Meeting Request Form to a Company designated officer.

Accordingly, we urge you to join with us to request the call of the Special Meeting for the purpose of submitting the Proposals to shareholders for a vote thereon. To help us call the Special Meeting, please follow the instructions for delivering the WHITE Proxy Card described below.

WE URGE YOU TO COMPLETE, EXECUTE, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD TO MACKENZIE PARTNERS.

LITIGATION

On August 3, 2015, the Horizon Sub filed a lawsuit in the Superior Court of the State of California, County of Santa Clara, naming as defendants the Company and the members of its Board, Vicente J. Anido, Jr., Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck, Peter D. Staple, and David B. Zenoff. The lawsuit is captioned Horizon Pharma, Inc. v. Vicente J. Anido, Jr., et al., Case Number 1:15-cv-283835. The lawsuit alleges that the adoption by the Board of the Rights Agreement and Sections 2(b), 2(c), 2(d), and 5(d) of the Bylaws violates the CGCL, constitutes ultra vires acts, and breaches the fiduciary duties of the members of the Board. The lawsuit seeks, among other things, an order (i) declaring that the Rights Agreement and Sections 2(b), 2(c), and 2(d) of the Bylaws are invalid under California law, (ii) declaring that the members of the Board breached their fiduciary duties by enacting the Rights Agreement and Sections 2(b), 2(c), 2(d), and 5(d) of the Bylaws, (iii) enjoining the members of the Board from relying on, implementing, applying or enforcing either the Rights Agreement or Sections 2(b), 2(c), 2(d), or 5(d) of the Bylaws, (iv) enjoining the members of the Board from taking any improper action designed to impede, or which has the effect of impeding, the Horizon Offer or the efforts of Horizon to acquire control of the Company, and (v) compelling the members of the Board to redeem the Rights Agreement or to render it inapplicable to Horizon.

On August 3, 2015, the Company filed a lawsuit in the Superior Court of the State of California, County of Santa Clara, against Horizon Pharma public limited company. The lawsuit is captioned Depomed, Inc. v. Horizon Pharma plc, Case Number 1:15-cv-283834. The complaint asserts a claim for violation of the California Uniform Trade Secrets Act and breach of contract in connection Horizon Pharma public limited company’s alleged use in making the Horizon Offer of information obtained pursuant to a confidentiality agreement entered into as part of Horizon Pharma public limited company’s consideration of a business arrangement with Janssen Pharmaceuticals Inc. relating to its U.S. rights to NUCYNTA, which are now owned by the Company. The complaint also alleges that Horizon Pharma public limited company made fraudulent and materially misleading statements to the Company’s shareholders. The lawsuit seeks, among other relief, an injunction (i) to prevent Horizon Pharma public limited company from continuing its allegedly improper and unlawful use of Depomed’s confidential and trade secret data and (ii) to prevent Horizon Pharma public limited company from continuing to make and failing to correct its allegedly false and misleading statements in connection with the Horizon Offer.

In both of the above litigation matters, the Court has calendared for September 8, 2015 a hearing on applications that Horizon and Depomed have yet to file.

THE SPECIAL MEETING

Request Record Date Process. Pursuant to the Bylaws, the Request Record Date has not yet been set by the Board. Holders of record of shares of Company Common Stock as of that date will be entitled to request that the Special Meeting be called. The Bylaws set forth a protracted process for determining the Request Record Date. Under that process, the Board has twenty-eight (28) days to set a Request Record Date from receipt of a valid Record Date Request Notice from a shareholder, which Request Record Date could be as many as sixty (60) days after the close of business on the date the Board sets the Request Record Date. If the Board fails to set a Request Record Date, the Request Record Date is to be twenty-eight (28) days after the Record Date Request Notice was validly submitted to and received by the Secretary of the Company (or, if the twenty-eighth (28th) day is not a business day, the first business day thereafter). Under this process, the Board has the option to set the Request Record Date as many as eighty-eight (88) days following the Company’s receipt of a valid Record Date Request Notice. Horizon’s Record Date Request Notice, which was delivered to Depomed on August 3, 2015, is attached as Exhibit C to the Solicitation Statement.

Special Meeting Request Form and the WHITE Proxy Card. Horizon is asking shareholders to complete, execute, date and return the enclosed WHITE Proxy Card to MacKenzie Partners, which is assisting us with this solicitation and, upon receiving your executed WHITE Proxy Card, will deliver the valid, executed and completed Special Meeting Request Form on behalf of Horizon and shareholders holding shares of Company Common Stock together representing the Special Meeting Percentage (once the WHITE Proxy Cards are received) to a Company designated officer to obligate the Company to call the Special Meeting pursuant to the Bylaws. We are furnishing the Solicitation Statement, the Special Meeting Request Form and the WHITE Proxy Card to enable you and the Company’s other shareholders to support us in requesting the Special Meeting be called and held. If you do not wish to join us in calling the Special Meeting, no action on your part is needed with respect to your WHITE Proxy Card.

Pursuant to the Bylaws, from the Request Record Date, we have thirty (30) days to solicit such revocable proxies and for the Company to be in receipt of the valid, executed and completed Special Meeting Request Form from the Horizon Sub and WHITE Proxy Cards from shareholders holding shares of Company Common Stock representing the Special Meeting Percentage together with Horizon’s shares of Company Common Stock before a new Request Record Date must be requested from the Board and the process for a shareholder-called special meeting must be restarted.

Special Meeting Percentage. For the Special Meeting to be properly requested in accordance with the Bylaws, the Special Meeting Request Form requesting the call of the Special Meeting must be executed by the Horizon Sub as a shareholder as of the Request Record Date and the WHITE Proxy Cards must be executed by shareholders as of the Request Record Date authorizing the Horizon Sub to submit the Special Meeting Request Form on their behalves, which shareholders, together with the Horizon Sub, must hold shares of Company Common Stock equaling the Special Meeting Percentage.

According to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and filed with the SEC on August 3, 2015, as of July 30, 2015, there were 60,311,961 shares of Company Common Stock outstanding. Based on such number, and the fact that Horizon already beneficially owns in the aggregate 1,100,000 shares of Company Common Stock, additional properly completed and unrevoked WHITE Proxy Cards from holders of an aggregate of at least 4,931,197 shares of Company Common Stock will have to be received by the Company in accordance with the Bylaws to request the Company to call the Special Meeting. Horizon anticipates submitting, through the Horizon Sub, all of such WHITE Proxy Cards to a Company designated officer as soon as practicable after Horizon obtains a sufficient number of WHITE Proxy Cards.

Special Meeting Date. The Special Meeting Request Form requests that the Special Meeting be held on a date and at a time to be specified by the Horizon Sub, which, in accordance with the CGCL and the Bylaws, will be no less than thirty-five (35) nor more than sixty (60) days after Depomed receives the WHITE Proxy Cards together with the valid, executed and completed Special Meeting Request Form from shares representing the Special Meeting Percentage. After the Special Meeting is called, we intend to solicit proxies from you in support of the Proposals via the Company sending you a notice of the Special Meeting (or, if the Company fails to do so in the required statutory period described below, we will send such notice or seek judicial relief that would require the Company to do so) and via our sending you a proxy statement and a proxy card for use therewith. At the Special Meeting, we will ask the shareholders to vote “FOR” the Proposals.

Record Date and Notice for Special Meeting. Pursuant to Section 701(a) of the CGCL, together with Section 7 of the Bylaws, the record date for determining shareholders entitled to notice of, and to vote at, the Special Meeting may be fixed by the Board as no less than ten (10) nor more than sixty (60) days prior to the Special Meeting. Pursuant to Section 601(c) of the CGCL, upon receipt of the WHITE Proxy Cards and the valid, executed and completed Special Meeting Request Form from shares representing the Special Meeting Percentage, a Company designated officer must give notice of the Special Meeting to shareholders within twenty (20) days. If the Company fails to do so, then we may mail such notice or seek judicial relief to require the Company to do so.

Location of Special Meeting. The Bylaws provide that all meetings of shareholders shall be held either at the principal office of the Company (which is 7999 Gateway Blvd., Suite 300, Newark, California 94560) or at any other place, within or without California, which is designated by the Board or the President of the Company.

PROCEDURES FOR SUBMITTING THE SPECIAL MEETING REQUEST FORM AND WHITE PROXY CARDS

Pursuant to the Solicitation Statement, Horizon is requesting that the holders of the outstanding shares of Company Common Stock request that a Company designated officer call the Special Meeting and hold the Special Meeting pursuant to the Special Meeting Request Form by taking the following actions: complete, execute and date the accompanying WHITE Proxy Card furnished to you, by which you will empower us to deliver the valid, executed and completed Special Meeting Request Form on behalf of ourselves and shareholders together holding shares of Company Common Stock representing the Special Meeting Percentage to a Company designated officer on your behalf and deliver to MacKenzie Partners at the address set forth on the enclosed envelope accompanying your executed WHITE Proxy Card. Please note that because Section 2(d)(i) of the Bylaws provides that special meeting requests must identify the same purposes and the same matters proposed to be acted on at the Special Meeting as in the Record Date Request Notice, we request that you not change the purposes or Proposals referenced in the WHITE Proxy Card.

In seeking to call the Special Meeting, we have strived to comply in good faith with the foregoing Special Meeting process. In particular, the enclosed Special Meeting Request Form reflects our good faith effort to identify all the information required by the Bylaws in connection with shareholders’ written request for a special meeting with respect to the Horizon Sub as the shareholder soliciting fellow shareholders to call such meeting. To this effect, on August 3, 2015, we sent a letter to Depomed requesting clarification as to how it will apply certain portions of the Bylaws to the Special Meeting process. While Depomed did confirm in a letter to Horizon on August 10, 2015 that unaffiliated beneficial owners of shares of Company Common Stock will not be required to provide information that would not be customary for a solicitation process of this nature, there can be no assurances that the Company will not take actions seeking to further frustrate the calling of the Special Meeting, including by claiming that the Special Meeting Request Form we are seeking to submit on your behalf does not comply with the Bylaws in an attempt to avoid or delay the call of the Special Meeting. We encourage you to submit your WHITE Proxy Card to permit us to submit the Special Meeting Request Form. At the same time, in what we view as an effort to protect shareholders’ best interests, we are also challenging, among other things, what we believe is an onerous special meeting process imposed by the Board, which we believe serves only to thwart shareholders’ best interests and further entrench the Board and Depomed management and which we believe is wholly inconsistent with California law, in a judicial proceeding, as discussed further in the section titled “Litigation” in the Solicitation Statement below.

The WHITE Proxy Card should be delivered by mail to MacKenzie Partners using the enclosed postage-paid envelope.

Written Request for the Special Meeting. If we receive executed WHITE Proxy Cards amounting to the Special Meeting Percentage, we will submit such WHITE Proxy Cards, together with the Special Meeting Request Form, to the Company as soon as practicable and request a Company designated officer to promptly call the Special Meeting at such time. Please note that the delivery of the enclosed WHITE Proxy Card will not commit you to cast any vote in respect of any Proposal to be brought before the Special Meeting. To vote on the matters to be brought before the Special Meeting, you must vote by proxy or in person at the Special Meeting.

Representations. As a result of what we believe are onerous provisions in the Bylaws, the WHITE Proxy Card asks shareholders to represent that (i) they will notify the Company in writing within five (5) business days after the record date for the Special Meeting of the class or series and number of shares of stock of the Company owned of record by such shareholder, and (ii) they intend to appear in person or by proxy at the Special Meeting to propose such business as proposed in the Record Date Request Notice.

Revocation Procedure. Shareholders who have executed and delivered a WHITE Proxy Card may revoke it at any time before the proxy is exercised by delivering an instrument revoking the earlier WHITE Proxy Card, or a duly executed later-dated WHITE Proxy Card for the same shares, to MacKenzie Partners, our proxy solicitor, at 105 Madison Avenue, New York, NY 10016.

Delivery Procedures for Direct and Beneficial Owners. If your shares of Company Common Stock are registered in your own name, please sign, date and mail the enclosed WHITE Proxy Card to MacKenzie Partners in the postage-paid envelope provided.

If any of your shares of Company Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign the WHITE Proxy Card. Accordingly, please contact the person responsible for your account and give instructions for the WHITE Proxy Card to be signed representing your shares of Company Common Stock.

Your WHITE Proxy Card is important, no matter how many or how few shares you own. Please send the WHITE Proxy Card to the address set forth on the enclosed envelope as promptly as possible. The failure to sign and return the WHITE Proxy Card will have the same effect as opposing the call of the Special Meeting.

If you have any questions about completing, executing and dating your WHITE Proxy Card or delivering the WHITE Proxy Card to MacKenzie Partners, or otherwise require assistance, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Email: proxy@mackenziepartners.com

Call collect: (212) 929-5500

Call toll-free: (800) 322-2885

By delivering the enclosed WHITE Proxy Card to MacKenzie Partners, you are not committing to cast any particular vote in respect of, nor are you granting us any proxy to vote on, any Proposal to be brought before the Special Meeting.

SOLICITATION OF PROXIES; EXPENSES

The entire expense of preparing and mailing the Solicitation Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies to call the Special Meeting will be borne by Horizon. In addition to the use of the mails, requests may be solicited by Horizon by mail, courier services, Internet, email, telephone, telegraph, facsimile, advertisements or in person. Banks, brokerage houses, and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of Company Common Stock that such institutions hold, and Horizon will reimburse such institutions for their reasonable out-of-pocket expenses in so doing.

Horizon has retained MacKenzie Partners, a proxy solicitation firm, to assist in the solicitation of proxies to call the Special Meeting and the proxy solicitation in connection with the Special Meeting. Horizon has agreed to pay MacKenzie Partners customary fees as may be mutually agreed. In addition, Horizon will reimburse MacKenzie Partners for its reasonable disbursements. MacKenzie Partners will be indemnified against certain liabilities and expenses. That firm will utilize approximately thirty-five (35) persons in its solicitation efforts.

Horizon estimates that its total expenditures relating to the solicitation of proxies to call the Special Meeting and the solicitation of proxies for approval of the Proposals at the Special Meeting will be approximately $675,000, excluding litigation costs. Total expenditures incurred to date relating to these solicitations have been approximately $200,000, excluding litigation costs.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Horizon and the Horizon Sub may be deemed “participants” under SEC rules in this solicitation of proxies, in addition to Horizon’s directors, Timothy P. Walbert, Chairman, President and CEO; William F. Daniel; Michael Grey; Jeff Himawan; Virinder Nohria; Ronald Pauli; Gino Santini; and H. Thomas Watkins, and the following other executives and employees of Horizon: Robert F. Carey, Executive Vice President, Chief Business Officer; Paul W. Hoelscher, Executive Vice President, Chief Financial Officer; David G. Kelley, Executive Vice President, Company Secretary and Managing Director, Ireland; John J. Kody, Executive Vice President, Chief Commercial Officer; Barry J. Moze, Executive Vice President, Corporate Development; Jeffrey W. Sherman, Executive Vice President, Research and Development and Chief Medical Officer; Miles McHugh, Senior Vice President and Chief Accounting Officer; John Thomas, Executive Vice President, Corporate Strategy and Investor Relations; Brian Beeler, Executive Vice President and General Counsel; Geoffrey M. Curtis, Group Vice President, Communications; and Tina Ventura, Vice President, Investor Relations.

Except as set forth in the Solicitation Statement (including the Exhibits and Annexes), no participant in this solicitation or any of his or its associates has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Special Meeting.

CERTAIN EFFECTS RELATED TO THIS SOLICITATION

2021 Notes

Based on a review of the Company’s public filings with the SEC, pursuant to the First Supplemental Indenture, dated as of September 9, 2014 to the Indenture dated as of September 9, 2014, between the Company and The Bank of New York Mellon Trust Company, N.A. (the “Supplemental Indenture”), regarding certain 2.50% Convertible Senior Notes due 2021 (the “2021 Notes”), the Horizon Offer, if such proposed transaction is consummated, and the Proposals are not likely to result in any payments in connection with a “Fundamental Change” (as defined in the Supplemental Indenture), which definition includes the consummation of (i) any recapitalization, reclassification or change of the Company Common Stock (other than changes resulting from a subdivision or combination) as a result of which the Company Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets; (ii) any share exchange, consolidation or merger of the Company pursuant to which the Company Common Stock would be converted into cash, securities or other property or assets; or (iii) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its subsidiaries, taken as a whole, to any person other than one of the Company’s subsidiaries; provided, however, that a transaction described in clause (ii) in which all persons in whose names’ at the time each particular 2021 Note is registered in the Company’s note register of all classes of the Company’s Common Equity (as defined in the Supplemental Indenture) immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions as such ownership immediately prior to such transaction shall not be a Fundamental Change. However, any of the transactions listed in clauses (i) through (iii) of the foregoing sentence will not constitute a Fundamental Change if at least 90% of the consideration received or to be received by holders of Company Common Stock, excluding cash payments for fractional shares, in connection with such transaction or transactions consists of shares of publicly listed common stock and as a result of such transactions the 2021 Notes become convertible into such consideration, excluding cash payments for fractional shares. We expect the Horizon Offer, if such proposed transaction is consummated, to qualify under the exception from the definition of Fundamental Change transactions in the preceding sentence; the Proposals would not otherwise trigger a Fundamental Change under the 2021 Notes.

Senior Secured Notes

Further based on a review of the Company’s public filings with the SEC, pursuant to the Note Purchase Agreement, dated as of March 12, 2015, by and between the Company, the purchasers party thereto from time to time (“Purchasers”), and Deerfield Private Design Fund III, L.P. (the “Note Purchase Agreement”), pursuant to which the Company requested that the Purchasers purchase an aggregate principal amount of $575,000,000 of the Company’s senior secured notes (the “Senior Secured Notes”), the Horizon Offer, if such proposed transaction is consummated, could potentially result in a “Major Transaction” (as defined in the Note

Purchase Agreement) that does not constitute a Permissible Change of Control (as defined below), triggering certain prepayment obligations and penalty prepayment premiums, though the Proposals are not likely to result in such payments. We cannot confirm whether this would be the case as of the date hereof as operative provisions of the Note Purchase Agreement as publicly disclosed have received confidential treatment. As publicly disclosed, a Major Transaction includes a consolidation, merger, exchange of shares, recapitalization, reorganization, business combination or any other event following which the holders of Company Common Stock immediately preceding such consolidation, merger, exchange, recapitalization, reorganization, combination or event either (i) no longer hold a majority of the shares of Company Common Stock or (ii) no longer have the ability to elect a majority of the Board. A “Permissible Change of Control” means any Major Transaction involving, among other things, the acquisition of a majority of the total voting power of the Company where after giving effect to such Major Transaction, the Company is a direct or indirect subsidiary or a person whose common stock is publicly listed and that has less than a certain undisclosed Debt to Adjusted EBITDA Ratio (as defined in the Note Purchase Agreement).

2014 Omnibus Incentive Plan

Further based on a review of the Company’s public filings with the SEC, pursuant to the 2014 Omnibus Incentive Plan, effective as of February 19, 2014, the Horizon Offer, if such proposed transaction is consummated, and/or Proposal 1, if passed, could potentially result in a “Change in Control.” A Change in Control means any event so determined by the Board and that also constitutes a “change in the ownership or effective control” of the Company or change in “ownership of a substantial portion of the assets” of the Company within the meaning of Internal Revenue Code Section 409A(a)(2)(A)(v) (provided, that the Board may specify a definition of Change in Control in an award agreement that is not inconsistent with this definition of Change in Control), and accordingly the Board may so determine that the Horizon Offer and Proposal 1, if passed, qualifies. In the event of a Change in Control, the Compensation Committee of the Board can accelerate the vesting or exercisability of an award, eliminate or make less restrictive any restrictions in an award, waive any restriction or other provision of the plan or an award or otherwise amend or modify an award in any manner that is, in either case, (i) not materially adverse to the participant to whom such award was granted, (ii) consented to by such participant or (iii) authorized by section 15(c) of the plan; provided, however, that subject to certain exceptions, no such action shall permit the term of any option or stock appreciation right to be greater than ten (10) years from its grant date. Section 15(c) of the plan provides that in the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation (which circumstances would include the Horizon Offer, if consummated), the Compensation Committee of the Board may make such adjustments to awards or other provisions for the disposition of awards as it deems equitable, and shall be authorized, in its discretion, (i) to provide for the substitution of a new award or other arrangement (which, if applicable, may be exercisable for such property or stock as the Compensation Committee of the Board determines) for an award or the assumption of the award, regardless of whether in a transaction to which Internal Revenue Code Section 424(a) applies, (ii) to provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the award and, if the transaction is a cash merger, provide for the termination of any portion of the award that remains unexercised at the time of such transaction, or (iii) to cancel any such award and to deliver to the participants cash in an amount that the Compensation Committee of the Board shall determine in its sole discretion is equal to the fair market value of such awards on the date of such event, which in the case of options or stock appreciation rights shall be the excess (if any) of the fair market value of the Company Common Stock on such date over the exercise price of such award.

2004 Equity Incentive Plan

Further based on a review of the Company’s public filings with the SEC, pursuant to the Company’s 2004 Equity Incentive Plan, as amended on December 20, 2011, the Horizon Offer, if such proposed transaction is consummated, and/or Proposal 1, if passed, could potentially result in a “Fundamental Transaction” or “Change in Control” within the meaning of the 2004 Equity Incentive Plan, while the remaining Proposals are not likely to result in such event. A Fundamental Transaction includes a merger in which the Company is the surviving corporation but after which the shareholders of the Company immediately prior to such merger (other than any shareholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, which would include the transaction contemplated by the Horizon Offer, if consummated. In the event of a Fundamental Transaction any or all awards outstanding under the plan may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement shall be binding on all participants under the plan. In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to the Company’s shareholders (after taking into account the existing provisions of the awards). The successor corporation may also issue, in place of outstanding shares of Company Common Stock held by participants, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participants. In the event the successor corporation (if any) does not assume or substitute awards, the vesting with respect to such awards shall fully and immediately accelerate or the repurchase rights of the Company shall fully and immediately terminate, as the case may be, so that the awards may be exercised or the repurchase rights shall terminate before, or otherwise in connection with the closing or completion of the Fundamental Transaction, but then terminate.

Notwithstanding anything in the plan to the contrary, the Board may, in its sole discretion, provide that the vesting of any or all award shares subject to vesting or a right of repurchase shall accelerate or lapse, as the case may be, upon the occurrence of a Fundamental Transaction. If the Board exercises such discretion with respect to options, such options shall become exercisable in full prior to the consummation of such event at such time and on such conditions as the Board determines, and if such options are not exercised prior to the consummation of the Fundamental Transaction, they shall terminate at such time as determined by the Board. The Board need not have adopted the same rules for each award or each awardee. Subject to any greater rights granted to participants as described under the foregoing provisions, in the event of the occurrence of any Fundamental Transaction, any outstanding awards shall be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets, as the case may be.

The Board may also, but need not, specify that other transactions or events constitute a “Change in Control.” The Board may do that either before or after the transaction or event occurs. Examples of transactions or events that the Board may treat as Changes in Control are: (i) any person or entity, including a “group” as contemplated by Section 13(d)(3) of the Exchange Act, acquires securities holding 50% or more of the total combined voting power or value of the Company, or (ii) as a result of or in connection with a contested election of Company directors, the persons who were Company directors immediately before the election cease to constitute a majority of the Board. The transaction contemplated by the Horizon Offer, if consummated, and/or Proposal 1, if passed, could potentially be deemed by the Board to be a Change in Control. In connection with a Change in Control, notwithstanding any other provision of the plan, the Board may, but need not, take any one or more of the actions that would be taken in the event of a Fundamental Transaction. In addition, the Board may extend the date for the exercise of awards (but not beyond their original expiration date). The Board need not adopt the same rules for each award or each awardee.

Different rules apply under the 2004 Equity Incentive Plan in respect of individuals who are non-employee directors. In the event of a Fundamental Transaction while the awardee remains a non-employee director, the shares at the time subject to each outstanding option held by such awardee pursuant to the plan, but not otherwise vested, shall automatically vest in full so that each such option shall, immediately prior to the effective date of the Fundamental Transaction, become exercisable for all the shares as fully vested shares and may be exercised for any or all of those vested shares. Immediately following the consummation of the Fundamental Transaction, each such option shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or affiliate thereof). In the event of a Change in Control while the awardee remains a non-employee director, the shares at the time subject to each outstanding option held by such awardee pursuant to the plan, but not otherwise vested, shall automatically vest in full so that each such option shall, immediately prior to the effective date of the Change in Control, become exercisable for all the shares as fully vested shares and may be exercised for any or all of those vested shares. Each such option shall remain exercisable for such fully vested Shares until the expiration or sooner termination of the option term in connection with a Change in Control. Each option under the plan which is held by a non-employee director and which is assumed in connection with a Fundamental Transaction shall be appropriately adjusted, immediately after such Fundamental Transaction, to apply to the number and class of securities which would have been issuable to the awardee in consummation of such Fundamental Transaction had the option been exercised immediately prior to such Fundamental Transaction. Appropriate adjustments shall also be made to the option price payable per share under each outstanding option, provided the aggregate option price payable for such securities shall remain the same. The remaining terms of each such option shall, as applicable, be the same as terms in effect for awards granted under the plan.

Employee Stock Purchase Plan

Further based on a review of the Company’s public filings with the SEC, pursuant to the 2004 Employee Stock Purchase Plan, as amended on February 19, 2014, the Horizon Offer, if such proposed transaction is consummated, could potentially result in the immediate termination of the “Offering Period” thereunder, while the Proposals are not likely to result in such termination. Each Offering Period consists of four (4) six (6)-month purchase periods during which payroll deductions of the participants are accumulated under the plan. In the event of, among other things, a merger in which the Company is the surviving corporation but after which the shareholders of the Company immediately prior to such merger (other than any shareholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, each purchase right under the plan shall be assumed or an equivalent purchase right shall be substituted by the successor corporation or a parent or subsidiary of the successor corporation, unless the successor corporation does not agree to assume the option or to substitute an equivalent purchase right, in which case the Board may determine, in the exercise of its sole discretion and in lieu of such assumption or substitution, to shorten the Offering Period then in progress by setting a new purchase date.

Management Continuity Agreements

Further based on a review of the Company’s public filings with the SEC, the Horizon Offer, if such proposed transaction is consummated, and/or Proposal 1, if passed, could potentially trigger change in control payments under the May 2014 form of Management Continuity Agreement entered into with executive officers of the Company, while the other Proposals are not likely to trigger such payments.

The Management Continuity Agreement provides, among other things, that in the event an executive officer is subject to an involuntary termination (a termination by the Company without “Cause” or by the executive for “Good Reason,” as those terms are defined in the Management Continuity Agreements) within ninety (90) days before or twelve (12) months following a “change in control” (as defined in the 2014 Omnibus Incentive Plan above), the executive officer is entitled to receive: (i) 100% vesting acceleration of such officer’s unvested Company equity awards; (ii) subject to execution of a release of claims, severance payments for a period of twenty-four (24) months (if the officer is the chief executive officer) or twelve (12) months (if the officer is not the chief executive officer) equal to the base salary which the officer was receiving immediately prior to the change in control (or immediately prior to the termination, if greater); (iii) a lump sum payment equal to two (2) times (if such officer is the chief executive officer) or equal to (if the officer is not the chief executive officer) such officer’s annual bonus target for the Company’s fiscal year in which the termination occurs; and (iv) payment by the Company of the full cost of the health insurance benefits provided to such officers immediately prior to the change in control through the earlier of the end of the severance period or until such officer is no longer eligible for such benefits under applicable law. If the foregoing payments and benefits are subject to the “golden parachute” excise tax under the Internal Revenue Code, they will be reduced if and to the extent doing so would cause the executive to retain a greater amount on an after-tax basis.

The following table, from the Company’s Definitive Proxy Statement for the 2015 Annual Meeting of Shareholders, as filed with the SEC on April 6, 2015, sets forth potential payments to the Company’s named executive officers (as identified in such Proxy Statement) employed as of December 31, 2014 under the Management Continuity Agreements that would have been made had an involuntary termination occurred within twelve (12) months of a change in control that took place on December 31, 2014.

Potential Payments—Involuntary Termination Following a Change in Control

Name	Severance Payments ($)		Bonus Payments ($)		Health Insurance Benefit ($)		Option and Stock Award Vesting Acceleration ($)(1)
James A. Schoeneck	1,250,000	(2)	1,050,000	(3)	42,506	(4)	5,010,382
August J. Moretti	376,620	(5)	163,265	(6)	19,828	(7)	1,595,386
Matthew M. Gosling	399,463	(5)	188,407	(6)	28,208	(7)	1,529,019
Thadd M. Vargas	341,038	(5)	137,089	(6)	20,436	(7)	1,424,345
Srinivas G. Rao, MD	375,000	(5)	150,000	(6)	18,289	(7)	642,000

(1)	Accelerated equity value as if the involuntary termination occurred on December 31, 2014.

(2)	The amount reported represents total severance payments over twenty-four (24) months.

(3)	The amount reported equals two times such officer’s annual bonus target for the Company’s fiscal year in which the termination occurs.

(4)	The amount reported represents total health and dental insurance premiums to be paid on behalf of the named executive officer for twenty-four (24) months.

(5)	The amount reported represents total severance payments over twelve (12) months.

(6)	The amount reported equals such officer’s annual bonus target for the Company’s fiscal year in which the termination occurs.

(7)	The amount reported represents health and dental insurance premiums to be paid on behalf of the named executive officer for twelve (12) months.

Filed Agreements

We have not independently verified if the copies of the agreements discussed above in this section of the Solicitation Statement titled “Certain Effects Related to This Solicitation” (collectively, the “Filed Agreements”) and publicly filed by the Company with the SEC are the same as the executed copies of the Filed Agreements, and the analyses above are based on our review of the Company’s public SEC filings. While we are not aware of any, there may be other agreements that may be triggered by a change in control in connection the Horizon Offer. The discussion of the potential impact of the Horizon Offer, if such proposed transaction is consummated, and the Proposals is based upon our review of the Filed Agreements and the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

OTHER MATTERS

The principal executive offices of the Company are located at 7999 Gateway Boulevard, Suite 300, Newark, California 94560. Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Horizon does not have any knowledge that would indicate that any statement contained herein that is based upon such documents and records is untrue, it does not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information. For information regarding the security ownership of certain beneficial owners and management of the Company, see Schedule I.

SHAREHOLDER PROPOSALS

According to Depomed’s 2015 Annual Meeting proxy statement, shareholders who wish to submit proposals for inclusion in the Company’s proxy statement for their 2016 Annual Meeting must submit such proposals so as to be received by Depomed at 7999 Gateway Blvd., Suite 300, Newark, California 94560, on or before December 9, 2015.

In addition, according to Depomed’s proxy statement for the 2015 Annual Meeting of Shareholders, the Company’s nominating and corporate governance committee will consider written proposals from shareholders for nominees for director. Any such nominations should be submitted to the nominating and corporate governance committee c/o the Secretary of the Company and should include (at a minimum) the following information: (i) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director, if elected); (ii) the name(s) and address(es) of the shareholder(s) making the nomination and the number of shares of Company Common Stock which are owned beneficially and of record by such shareholder(s); and (iii) appropriate biographical information and a statement as to the qualifications of the nominee, and should be submitted in the time frame described in the Bylaws. Pursuant to the Bylaws, to be timely, a shareholder’s notice shall be delivered to the Company Secretary at the principal executive offices of the Company not less than one-hundred-twenty (120) or more than one-hundred-fifty (150) days prior to the first anniversary of the date on which the corporation first mailed its proxy materials for the preceding year’s annual meeting of shareholders.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at Depomed’s 2016 Annual Meeting is based on information contained in Depomed’s 2015 proxy statement and Bylaws. The incorporation of this information in the Solicitation Statement should not be construed as an admission by Horizon that such procedures are legal, valid or binding.

FORWARD-LOOKING STATEMENTS

The Solicitation Statement contains forward-looking statements, including, but not limited to, statements related to solicitation of proxies of Depomed’s shareholders to call the special shareholders meeting to consider the Proposals, the non-binding Horizon Offer, and the timing and benefits thereof, estimated future financial results and performance of the combined company and the combined company’s strategy, plans, objectives, expectations and intentions, anticipated product portfolio, and other statements that are not historical facts. These forward-looking statements are based on Horizon’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks that Horizon will ultimately not pursue a transaction with Depomed or Depomed will reject engaging in any transaction with Horizon; if a transaction is negotiated between Horizon and Depomed, risks related to Horizon’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon’s shares could decline, as well as other risks related to Horizon’s and Depomed’s respective businesses, including the ability to grow sales and revenues from existing products; competition, including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon’s and Depomed’s respective filings and reports with the SEC. Horizon undertakes no duty or obligation to update any forward-looking statements contained in this Solicitation Statement as a result of new information.

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT. PLEASE COMPLETE, EXECUTE AND DATE THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN THE WHITE PROXY CARD WITH RESPECT TO YOUR COMPANY COMMON STOCK. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WHITE PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES OF COMPANY COMMON STOCK.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact MacKenzie Partners, Horizon’s proxy solicitor, at the following address and telephone numbers:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Email: proxy@mackenziepartners.com

Call collect: (212) 929-5500

Call toll-free: (800) 322-2885

IT IS IMPORTANT THAT YOU SIGN AND DATE THE ENCLOSED WHITE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

HORIZON PHARMA PUBLIC LIMITED COMPANY

HORIZON PHARMA, INC.

[—], 2015

SCHEDULE I

The following table sets forth information regarding ownership of Company Common Stock as of March 20, 2015 (or earlier date for information based on filings with the SEC), from the Company’s Definitive Proxy Statement for the 2015 Annual Meeting of Shareholders, as filed with the SEC on April 6, 2015, by (i) each person known to the Company to own more than 5% of the outstanding shares of Company Common Stock, (ii) each director, (iii) each named executive officer and (iv) all current directors and executive officers as a group. The information in this table was based solely on statements in filings with the SEC or other reliable information.

Name of Beneficial Owner(1)	Aggregate Number of Shares of Company Common Stock(2)		Number Subject to Convertible Securities Exercisable Within 60 Days		Percentage of Company Common Stock (%)(2)

BlackRock, Inc.(5)	6,643,880	(6)	—		11.13	%

RIMA Senvest Management, LLC(3)	4,647,961	(4)	259,926	(4)	7.79	%

The Vanguard Group(7)	3,920,281	(8)	—		6.56	%

Invesco Ltd.(9)	3,571,101	(10)	—		5.99	%

State Street Corporation(11)	3,070,951	(12)	—		5.14	%

James A. Schoeneck(13)	1,007,838		770,800		1.69	%

Thadd M. Vargas	315,956		227,513		*

August J. Moretti	241,042		218,478		*

Matthew M. Gosling	237,168		204,667		*

Peter D. Staple	194,105		154,105		*

David B. Zenoff, D.B.A.	168,701		149,105		*

Name of Beneficial Owner(1)	Aggregate Number of Shares of Company Common Stock(2)	Number Subject to Convertible Securities Exercisable Within 60 Days	Percentage of Company Common Stock (%)(2)

Karen A. Dawes	142,105	134,105	*

Samuel R. Saks, MD	49,938	49,938	*

Vicente Anido, Jr., Ph.D	46,605	46,605	*

Louis J. Lavigne, Jr.	22,438	22,438	*

Srinivas G. Rao, MD	—	—	*

R. Scott Shively	—	—	*

All current directors & executive officers as a group (12 persons)	2,425,896	1,977,754	4.06%

*	Less than 1% of the outstanding Company Common Stock.

(1)	Except as otherwise indicated, the address of each beneficial owner listed in the table is Depomed, Inc., 7999 Gateway Blvd., Suite 300, Newark, California 94560.

(2)	Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within sixty (60) days. Percentage ownership is based on 59,709,689 shares of Company Common Stock outstanding as of March 20, 2015. Shares of Company Common Stock subject to stock options and restricted stock units vesting on or before May 19, 2015 (within sixty (60) days of March 20, 2015) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of other persons. Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown. Unless otherwise noted, none of the shares shown as beneficially owned on this table are subject to pledge.

(3)	The address of RIMA Senvest Management, LLC is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(4)

Includes (i) 4,647,961 shares of Company Common Stock (of which 259,926 shares of Company Common Stock are issuable upon the conversion of the Company’s 2.5% Convertible Senior Notes Due 2021 (the “Convertible Notes”)) as to which Richard Mashaal has shared voting and shared dispositive power and (ii) 3,163,828 shares of Company Common Stock (of which 157,515 shares of Company Common Stock are issuable upon the conversion of the Convertible Notes) as to which RIMA Senvest Management, LLC has shared voting and shared dispositive power. The address of Richard Mashaal is c/o RIMA Senvest Management, LLC, 540 Madison Avenue, 32nd Floor, New York, New York 10022. This information was obtained from the Schedule 13G/A filed on February 17, 2015 with the SEC by RIMA Senvest Management, LLC and Richard Mashaal.

(5)	The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10022.

(6)	Includes (i) 6,520,836 shares of Company Common Stock as to which BlackRock, Inc. has sole voting power and (ii) 6,643,880 shares of Company Common Stock as to which BlackRock, Inc. has sole dispositive power. This information was obtained from the Schedule 13G filed on January 9, 2015 with the SEC by BlackRock, Inc.

(7)	The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(8)	Includes (i) 81,855 shares of Company Common Stock as to which The Vanguard Group has voting power, (ii) 3,841,826 shares of Company Common Stock as to which The Vanguard Group has sole dispositive power and (iii) 78,455 shares of Company Common Stock as to which The Vanguard Group has shared dispositive power. This information was obtained from the Schedule 13G filed on February 10, 2015 with the SEC by The Vanguard Group.

(9)	The address of Invesco Ltd. is 1555 Peachtree Street NE, Atlanta, Georgia 30309.

(10)	Includes (i) 3,547,301 shares of Company Common Stock as to which Invesco Ltd. has sole voting power and (ii) 3,571,101 shares of Company Common Stock as to which Invesco Ltd. has sole dispositive power. This information was obtained from the Schedule 13G filed on February 11, 2015 with the SEC by Invesco Ltd.

(11)	The address of State Street Corporation is State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111.

(12)	Includes 3,070,951 shares of Company Common Stock as to which State Street Corporation has shared voting power and shared dispositive power. This information was obtained from the Schedule 13G filed on February 12, 2015 with the SEC by State Street Corporation.

(13)	Includes 221,306 shares of Company Common Stock held in Mr. Schoeneck’s family trust and over which Mr. Schoeneck has shared voting power and shared dispositive power.

EXHIBIT A

***PRELIMINARY SOLICITATION STATEMENT – SUBJECT TO COMPLETION***

FORM OF SPECIAL MEETING REQUEST FORM

Via Registered Mail and Personal Delivery

DEPOMED, INC.

7999 Gateway Blvd., Suite 300

Newark, California 94560

Attention:    Any Designated Officer

Re: Request for Special Meeting of Shareholders of Depomed, Inc. (the “Company”)

Ladies and Gentlemen:

Pursuant to Section 2(d) of the Company’s Amended and Restated Bylaws, effective July 12, 2015 (the “Bylaws”), this letter constitutes a Special Meeting Request (as defined in the Bylaws) (such letter, the “Special Meeting Request Form”) of the undersigned Company shareholder Horizon Pharma, Inc., a wholly owned subsidiary of Horizon Pharma public limited company (the “Requesting Shareholder”), on its own behalf as the holder of record of [—] shares of common stock, no par value, of the Company (“Company Common Stock”) as of the Request Record Date (as defined in the Bylaws) and on behalf of all other Company shareholders submitting WHITE Proxy Cards authorizing the Requesting Shareholder to submit this Special Meeting Request Form on their behalves in respect of their shares of Company Common Stock (collectively with the Requesting Shareholder, the “Requesting Shareholders”), to be delivered to any Designated Officer (as defined in the Bylaws) for any such Designated Officer to call a special meeting of the Company’s shareholders (the “Special Meeting”) for the purposes and the matters proposed to be acted on at the Special Meeting set forth in the Record Date Request Notice (as defined in the Bylaws) delivered to the Company by the Requesting Shareholder on August 3, 2015 (the “Horizon Record Date Request Notice”), which purposes and matters are incorporated herein by reference as if set forth in full herein. On [—], 2015, the Requesting Shareholder, together with Horizon Pharma public limited company, also filed a definitive solicitation statement with the Securities and Exchange Commission in connection with soliciting the Company’s shareholders to call the Special Meeting (the “Solicitation Statement”).

The Requesting Shareholders are making this request because they believe adoption of the proposals as set forth in the Horizon Record Date Request Notice will enhance shareholder value. The Requesting Shareholder, on behalf of itself and all the other Requesting Shareholders, hereby submits this Special Meeting Request Form to a Designated Officer by registered mail and personal delivery as of the date hereof, which is within thirty (30) days after the Request Record Date (as defined in the Bylaws), and requests that the Special Meeting be held on [—] and at [—], which, in accordance with the General Corporation Law of the California Corporations Code (“CGCL”) and the Bylaws, is no less than thirty-five (35) nor more than sixty (60) days from thirty (30) days after the Request Record Date. Subject to the CGCL and the Bylaws, the WHITE Proxy Card grants the Requesting

Shareholder the discretion to specify such other date and such other time as it deems appropriate in an amended Special Meeting Request Form. The Requesting Shareholders collectively are the holders of [—] shares of Company Common Stock as of the Request Record Date and are thereby entitled to cast not less than 10% of the votes at the Special Meeting.

Attached hereto as Attachment A is the Requesting Shareholder Information Statement, which sets forth, for the Requesting Shareholder, the information that is required to be furnished in connection with this Special Meeting Request pursuant to the Bylaws and Rule 14a under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information, representations and other matters in Attachment A are incorporated herein by reference as if set forth in full herein.

This Special Meeting Request Form bears the date and signature of the Requesting Shareholder.

Any claim that this Special Meeting Request Form is in any way defective or deficient, and all further correspondence on this matter, should be addressed to Bob Marese at MacKenzie Partners, Inc., via mail at 105 Madison Avenue, New York, New York 10016, by telephone at (800) 322-2885, or by email to bmarese@mackenziepartners.com, so that there is adequate opportunity to address any such claim in a timely fashion.

[Signature Page Follows]

Sincerely yours,

HORIZON PHARMA, INC.

Name:	Timothy P. Walbert
Title:	Chairman, President and CEO

Date:	[to be date of signature]

[Signature Page to Special Meeting Request Form]

ATTACHMENT A

ADDITIONAL INFORMATION/REPRESENTATIONS

Requesting Shareholder and/or Control Person

Information and Representations

To Be Delivered as Part of the Special Meeting Request Form

1.	Set forth the name and address as they appear in the Company’s books of the Requesting Shareholder.

The Requesting Shareholder incorporates by reference herein such information as provided in the Horizon Record Date Request Notice as though set forth in full herein as of the date hereof.

2.	As to the Requesting Shareholder and the beneficial owner, if any, with respect to the shares of the Company on whose behalf the business is proposed at the Special Meeting:

(a)	the name and address of such beneficial owner:

The Requesting Shareholder is the beneficial owner.

(b)	the class or series and number of shares of stock of Depomed which are owned of record by such Requesting Shareholder and such beneficial owner as of the date of the Request Record Date;

The Requesting Shareholder incorporates by reference herein such information as provided in the Horizon Record Date Request Notice as though set forth in full herein as of the date hereof.

(c)	hereby represent and warrant that the Requesting Shareholder will notify the Company in writing within five (5) business days after the record date for the Special Meeting of the class or series and number of shares of stock of the Company owned of record by the Requesting Shareholder and such beneficial owner as of the record date for the Special Meeting; and

The Requesting Shareholder incorporates by reference herein such representation and warranty as provided in the Horizon Record Date Request Notice as though set forth in full herein as of the date hereof.

(d)	hereby represent and warrant that the Requesting Shareholder intends to appear in person or by proxy at the Special Meeting to propose such business as proposed in the Horizon Record Date Request Notice.

The Requesting Shareholder incorporates by reference herein such representation and warranty as provided in the Horizon Record Date Request Notice as though set forth in full herein as of the date hereof.

3.	As to the Requesting Shareholder or, if the Special Meeting Request Form is given on behalf of a beneficial owner on whose behalf the business is proposed at the Special

Meeting, as to such beneficial owner, and if such Requesting Shareholder or beneficial owner is an entity, as to each director, executive, managing member or control person of such entity (any such individual or control person, a “control person”):

(a)	the class or series and number of shares of stock of the Company which are beneficially owned[1] by such Requesting Shareholder or beneficial owner and by any control person as of the date of the Request Record Date:

The Requesting Shareholder incorporates by reference herein such information as provided in the Horizon Record Date Request Notice as though set forth in full herein as of the date hereof.

(b)	hereby represent and warrant that the Requesting Shareholder will notify the Company in writing within five (5) business days after the record date for the Special Meeting of the class or series and number of shares of stock of the Company beneficially owned by such Requesting Shareholder or beneficial owner and by any control person as of the record date for the Special Meeting;

The Requesting Shareholder incorporates by reference herein such representation and warranty as provided in the Horizon Record Date Request Notice as though set forth in full herein as of the date hereof.

(c)	a description of any agreement, arrangement or understanding with respect to the business to be brought at the Special Meeting between or among such Requesting Shareholder, beneficial owner or control person and any other person, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of the Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable);

The Requesting Shareholder incorporates by reference herein such information as provided in the Horizon Record Date Request Notice as though set forth in full herein as of the date hereof.

(d)	a description of any agreement, arrangement or understanding (including without limitation any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Special Meeting Request Form by, or on behalf of, such Requesting Shareholder, beneficial owner or control person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the Company’s stock, or maintain, increase or decrease the voting power of the Requesting Shareholder, beneficial owner or control person with respect to securities of the Company;

[1]	For purposes of this disclosure, shares of Company Common Stock shall be treated as “beneficially owned” by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has or shares pursuant to any agreement, arrangement or understanding (whether or not in writing): (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (B) the right to vote such shares, alone or in concert with others and/or (C) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares.

The Requesting Shareholder incorporates by reference herein such information as provided in the Horizon Record Date Request Notice as though set forth herein as of the date hereof.

(e)	hereby represent and warrant that the Requesting Shareholder will notify the Company in writing within five (5) business days after the record date for the Special Meeting of any such agreement, arrangement or understanding in effect as of the record date for the Special Meeting;

The Requesting Shareholder incorporates by reference herein such representation and warranty as provided in the Horizon Record Date Request Notice as though set forth in full herein as of the date hereof.

(f)	hereby represent and warrant whether the Requesting Shareholder or the beneficial owner, if any, will engage in a solicitation with respect to the business to be proposed and, if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation and whether such person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s stock required to approve or adopt the business to be proposed (in person or by proxy) by the Requesting Shareholder; and

The Requesting Shareholder incorporates by reference herein such representation and warranty as provided in the Horizon Record Date Request Notice as though set forth in full herein as of the date hereof.

(g)	all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act.

All such information is incorporated by reference herein as provided in the Horizon Record Date Request Notice as though set forth in full herein as of the date hereof.

EXHIBIT B

***PRELIMINARY SOLICITATION STATEMENT – SUBJECT TO COMPLETION***

WHITE PROXY CARD INSTRUCTION SHEET

If you want Horizon Pharma, Inc., a wholly owned subsidiary of Horizon Pharma public limited company (“Horizon”), to submit the Special Meeting Request Form (attached as Exhibit A to the definitive Solicitation Statement filed with the Securities and Exchange Commission by Horizon on [—], 2015) on your behalf as a shareholder of Depomed, Inc., you should submit the following item to MacKenzie Partners, Inc. (“MacKenzie Partners”), proxy solicitor for Horizon, at 105 Madison Avenue, New York, NY 10016, Toll-free: (800) 322-2885:

•	a completed, signed and dated WHITE Proxy Card in the form furnished to you.

MacKenzie Partners will gather all such WHITE Proxy Cards and coordinate the submission of such proxies and the Special Meeting Request Form on behalf of any Requesting Shareholders (as defined in the Special Meeting Request Form) to Depomed, Inc.

If you have questions about submitting your WHITE Proxy Card, please contact the firm assisting us in this solicitation:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Email: proxy@mackenziepartners.com

Call collect: (212) 929-5500

Call toll-free: (800) 322-2885

***PRELIMINARY SOLICITATION STATEMENT – SUBJECT TO COMPLETION***

WHITE PROXY CARD

THIS PROXY IS BEING SOLICITED BY HORIZON PHARMA, INC. AND NOT BY DEPOMED, INC. OR THE BOARD OF DIRECTORS OF DEPOMED, INC.

Please sign and date your WHITE proxy card and return it in the postage-paid envelope provided or return it to: MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, Attn: Bob Marese

WHITE PROXY CARD

DEPOMED, INC.

SOLICITATION OF PROXIES

TO CALL A SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF HORIZON PHARMA, INC.

THE BOARD OF DIRECTORS OF DEPOMED, INC. IS NOT SOLICITING THIS PROXY

The undersigned requesting shareholder (the “Requesting Shareholder”) hereby appoints Horizon Pharma, Inc. (“Horizon”) proxy, with full power of substitution, to submit the valid Special Meeting Request Form as completed and executed by Horizon and attached as Exhibit A to the Solicitation Statement filed with the Securities and Exchange Commission by Horizon on [—], 2015, and any modifications, amendments or updates thereto, to any Designated Officer (as defined in the Special Meeting Request Form) on behalf of the Requesting Shareholder to call a special meeting of shareholders of Depomed, Inc. (the “Company”) to be held on such date and at other time as requested and deemed appropriate by Horizon in the Special Meeting Request Form in accordance with the General Corporation Law of the California Corporations Code and the Amended and Restated Bylaws of the Company (the “Special Meeting”). The Requesting Shareholder is a holder of record as of the Record Request Date (as defined in the Special Meeting Request Form) of shares of common stock, no par value, of the Company. The Requesting Shareholder hereby provides that its name and address (as it appears in the Company’s books) is as set forth on this proxy card. The Requesting Shareholder hereby represents and warrants that (i) such Requesting Shareholder will notify the Company in writing within five (5) business days after the record date for the Special Meeting of the class or series and number of shares of stock of the Company owned of record by such Requesting Shareholder and (ii) that such Requesting Shareholder intends to appear in person or by proxy at the Special Meeting to propose such business as proposed in the Horizon Record Date Request Notice (as defined in the Special Meeting Request Form).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL GRANT HORIZON A PROXY TO REQUEST THE SPECIAL MEETING BUT NOT WILL NOT GRANT HORIZON AUTHORITY TO VOTE ON ANY MATTER PRESENTED AT THE SPECIAL MEETING. A PROPERLY EXECUTED PROXY FOR WHICH NO INSTRUCTION IS GIVEN WILL GRANT HORIZON A PROXY TO REQUEST THE SPECIAL MEETING.

☒	PLEASE MARK AS IN THIS EXAMPLE.

☐	REQUEST SPECIAL MEETING

Requesting Shareholder Name

Signature

Joint Signature (Title)

Date

Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by authorized officer, giving full title. If a partnership, please sign partnership name by authorized person, giving full title.

EXHIBIT C

HORIZON PHARMA PUBLIC LIMITED COMPANY

c/o HORIZON PHARMA, INC.

520 Lake Cook Road, Suite 520

Deerfield, IL 60015

August 3, 2015

Via Registered Mail and Personal Delivery

Depomed, Inc.

7999 Gateway Blvd, Suite 300

Newark, CA 94560

Attention:  Matthew M. Gosling, Senior Vice President

                General Counsel and Secretary

Re:	Shareholder Request to Set a Request Record Date for Determining Shareholders Entitled to Request a Special Meeting of the Shareholders of Depomed, Inc. (the “Company”)

Ladies and Gentlemen:

Horizon Pharma, Inc. (“HPI” or the “Record Holder”), a Delaware corporation and indirect wholly-owned subsidiary of Horizon Pharma public limited company (together with HPI, “Horizon”), hereby submits this notice (this “Notice”) on the date hereof pursuant to the requirements set forth in the Amended and Restated Bylaws of the Company, dated July 12, 2015 (the “Bylaws”). The purpose of this Notice, as more fully set forth herein, is to provide notice to the Company of the Record Holder’s intent to present the proposals set forth in Annex A (the “Proposals”) at a special meeting of shareholders of the Company (including any adjournment or postponement thereof, the “Special Meeting”) and to hereby request, as of the date hereof, that a Request Record Date (as defined in the Bylaws) be set for the purpose of calling the Special Meeting immediately, and in no event more than ten (10) days from the date hereof, by the Board of Directors of the Company (the “Board”). The Record Holder understands that the Board has amended the Bylaws to give it the right to delay setting the Request Record Date by as many as eighty-eight (88) days from the date of the Company’s receipt of this Notice. The Record Holder requests that the Board act promptly as any further delay has no possible justification other than to impair the franchise rights of the Company’s shareholders and supports the claim that such process was imposed by the Board primarily to entrench the Company’s directors and management. This Notice (including, for the avoidance of doubt, the annexes hereto) constitutes a Record Date Request Notice (as defined in the Bylaws). The text of resolutions proposed for consideration at the Special Meeting, a brief description of the business desired to be brought before the Special Meeting and the reasons for conducting such business at the Special Meeting are included in Annex A.

The Record Holder is the owner of record of 750,000 shares of common stock, no par value, of the Company (the “Common Stock”), which represent approximately 1.25% of the shares of Common Stock that would be entitled to call the Special Meeting if the Request

Record Date had been set as May 8, 2015. The Record Holder and its affiliates, including each director, executive, managing member or control person of the Record Holder (each, a “Control Person” and collectively, “Control Persons”) identified in Annex B (such Control Persons and the Record Holder, the “Participants”) may be deemed to Beneficially Own (as defined below) the shares of Common Stock owned by the Record Holder. The Participants other than the Record Holder do not directly own any Common Stock and disclaim any Beneficial Ownership (as defined below) of the Common Stock owned by the Record Holder. Share ownership is provided in this Notice as of the date hereof. The share ownership percentage contained herein is based upon 59,963,351 shares of Common Stock outstanding as of May 8, 2015, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed with the Securities and Exchange Commission (“SEC”) on May 11, 2015. Shares shall be treated as “Beneficially Owned” by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Regulations 13D and 13G thereunder or has or shares, pursuant to any agreement, arrangement or understanding (whether or not in writing), (i) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (ii) the right to vote such shares, alone or in concert with others and/or (iii) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares.

The name of the Record Holder as it appears on the Company’s books is “Horizon Pharma, Inc.” The address of the Record Holder as it appears on the Company’s books is 520 Lake Cook Road, Suite 520, Deerfield, IL 60015. The Record Holder represents that it intends to appear in person or by proxy at the Special Meeting to present the Proposals.

Annex B sets forth the name and address of the Participants. The Record Holder hereby states with respect to the Record Holder and Control Persons, as applicable, that, to the knowledge of the Record Holder, other than as set forth in this Notice, including the Annexes hereto, there are no agreements, arrangements or understandings (i) with respect to the Proposals between or among the Record Holder or any Control Person and any other person, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable) or (ii) (including without limitation any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that have been entered into as of the date hereof by, or on behalf of, the Record Holder or any Control Person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the Company’s stock, or maintain, increase or decrease the voting power of the Record Holder or any Control Person with respect to the securities of the Company. The Record Holder represents that it will notify the Company in writing within five (5) business days after the record date for the Special Meeting of (A) the class or series and number of shares of stock of the Company (1) owned of record by the Record Holder and (2) beneficially owned by the Record Holder and any Control Person, each of (1) and (2) as of the record date for the Special Meeting, and (B) any agreement, arrangement or understanding in effect as of the record date for the Special Meeting that meets the description of clauses (i) or (ii) of this paragraph.

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It is anticipated that certain regular employees of the Record Holder, or certain of the Record Holder’s affiliates, will participate in the solicitation of proxies in support of the Proposals. Such employees will receive no additional consideration if they assist in the solicitation of proxies. It is anticipated that proxies will be solicited by mail, courier services, Internet, email, telephone, telegraph, facsimile, advertisements or in person. The Record Holder represents that it and certain of its affiliates (i) will engage in a solicitation with respect to calling the Special Meeting to consider and vote on the Proposals and, once such meeting is called, with respect to such Proposals, and that the Participants are participants (as defined in Item 4 of Schedule 14A under the Exchange Act) in each such solicitation and (ii) are part of a group which intends to deliver a solicitation statement, a proxy statement and/or form of proxy, as applicable, to holders of at least the percentage of the Company’s stock required to call the Special Meeting and subsequently to approve the Proposals at the Special Meeting (in person or by proxy). The Record Holder has retained MacKenzie Partners, Inc., a proxy solicitation firm, to assist in the solicitation of proxies to call the Special Meeting and the proxy solicitation in connection with the Proposals at the Special Meeting. The Record Holder has agreed to pay MacKenzie Partners, Inc. customary fees as may be mutually agreed. In addition, the Record Holder will reimburse MacKenzie Partners, Inc. for its reasonable disbursements. MacKenzie Partners, Inc. will be indemnified against certain liabilities and expenses. That firm will utilize approximately thirty-five (35) persons in its solicitation efforts. Banks, brokerage houses, and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Company’s Common Stock that such institutions hold, and the Record Holder will reimburse such institutions for their reasonable out of pocket expenses in so doing. It is anticipated that the costs related to the solicitation of the Company’s shareholders, including expected expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by the Record Holder. The Record Holder will not seek reimbursement from the Company for such expenses and for related matters regardless of whether the Proposals are adopted. The Record Holder estimates that its total expenditures relating to the solicitation of proxies to call the Special Meeting and the solicitation of proxies for approval of the Proposals at the Special Meeting will be approximately $675,000, excluding litigation costs. Total expenditures incurred to date relating to these solicitations have been approximately $175,000, excluding litigation costs.

Any substantial interest, direct or indirect, by security holdings or otherwise, of each of the Participants, in the calling of the Special Meeting or adoption of the Proposals at the Special Meeting is described in Annex B. All transactions effected by the Participants in Common Stock and other securities of the Company within the past two (2) years from the date hereof are disclosed in Annex C, including the dates on which such securities were purchased or sold and the amount purchased or sold on each such date. Except as disclosed in this Notice and the Annexes hereto, no Participant has any material interest, direct or indirect, by security holdings or otherwise, in the matters to be brought before the Special Meeting pursuant to this Notice.

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The Record Holder hereby states that, to the knowledge of the Record Holder, other than as described in this Notice, including the Annexes hereto:

(i)	each Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

(ii)	(a) each Participant has no position or office with the Company, and has no agreement, arrangement or understanding with any other person pursuant to which he or she may serve as a nominee; (b) neither such Participant nor any of his or her “associates” (which term, for purposes of this Notice, shall have the meaning ascribed thereto in Rule 14a-1 of Regulation 14A of the Exchange Act) is a party to any agreement, arrangement or understanding with any person with respect to (1) any future employment by the Company or its affiliates or (2) any future transactions to which the Company or any of its affiliates will or may be a party; (c) there were no transactions since January 1, 2014, nor are there any currently proposed, involving such Participant or any of his or her associates in which the Company was or is to be a participant and in which such Participant, any of his or her associates, or any of their respective immediate family members or any persons sharing their respective households, have or will have a direct or indirect material interest that would require disclosure under Item 404(a) of Regulation S-K under the Securities Act of 1933, as amended (“Regulation S-K”); and (d) except as described under “Litigaton” in Annex B, there are no material proceedings to which any Participant or any of his or her associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries;

(iii)	(a) each Participant, except with respect to the Record Holder as set forth above, and each of his or her associates is not a record owner or direct or indirect beneficial owner of any securities of the Company or any parent or subsidiary of the Company; and (b) each Participant, except with respect to the Record Holder as set forth above, has not purchased or sold any securities of the Company in the last two (2) years;

(iv)	neither any Participant nor any of his or her associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or is subject to any other compensation arrangement described in Item 402 of Regulation S-K; and

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(v)	each Participant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past ten (10) years.

The Annexes (including any Exhibits thereto) are hereby incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the Annexes, shall be deemed disclosed for all purposes of this Notice. All capitalized terms appearing in one of the Annexes that are not defined in such Annex shall have the meaning given in the body of this Notice or in another of the Annexes, as applicable.

The Record Holder believes that this Notice is sufficient to provide adequate notice and information to the Company regarding the intended presentation of the Proposals and complies with all notification and other requirements applicable to the Company, if any. If, however, you believe that this Notice for any reason does not comply with such requirements or is otherwise insufficient or defective in any respect, the Record Holder requests that you so notify it on or prior to 5:00 p.m. (Central Daylight Time) on Friday August 7, 2015 by contacting Rodd Schreiber of Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0531 or rodd.schreiber@skadden.com.

Please be advised that the Record Holder hereby reserves the right to supplement this Notice in accordance with the Bylaws to provide for such other proposals or business, including Company director nominations by the Record Holder and information with respect to such nominees, as the Record Holder may deem appropriate to include in this Notice until such time as the Company notifies the Record Holder in writing that the Request Record Date has been set by the Board (each such addition, a “Supplement”), with any such Supplement being incorporated as though it were originally submitted with this Notice as of the date hereof. Please be further advised that neither the delivery of this Notice nor the delivery of additional information, including in a Supplement, if any, provided by or on behalf of the Record Holder or any Control Person from and after the date hereof shall be deemed to constitute (i) with respect to any additional information so delivered, an admission by the Record Holder or any Control Person that this Notice is in any way defective, (ii) an admission as to the legality or enforceability of any particular provision of the Amended and Restated Certificate of Incorporation of the Company, as amended (the “Charter”), the Bylaws, the Rights Agreement, dated as of July 12, 2015, between the Company and Continental Stock Transfer & Trust Company (the “Rights Agreement”), or any other matter, (iii) a waiver by the Record Holder or any Control Person of the right to, in any way, contest or challenge the legality or enforceability of any provision of the Charter, the Bylaws, the Rights Agreement or any other matter or (iv) consent by the Record Holder or any Control Person for the Company or any of its affiliates to publicly disclose any information contained herein with respect to such Record Holder or Control Person.

[Signature Page Follows]

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Very truly yours,

HORIZON PHARMA, INC.

By:	/s/ Timothy P. Walbert
Name:	Timothy P. Walbert
Title:	Chairman, President and CEO

[Signature Page to Record Date Request Notice]

Annex A

Information about the Proposals and Special Meeting

Proposals:

Proposal 1:	RESOLVED, that the seven members of the current Board, constituting the entire current Board, Peter D. Staple, Vicente Anido, Jr., Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck and David B. Zenoff, as well as any person or persons elected or appointed to the Board without shareholder approval after the Company’s 2015 Annual Meeting of Shareholders, and up to and including the date of the Special Meeting, be removed from office as directors of the Company, each such removal to become effective upon the election of each successor by the shareholders of the Company.

Proposal 2:	RESOLVED, that the amendments to Sections 2 and 5 of the Bylaws adopted and approved by the Board on July 12, 2015 be and hereby are repealed as set forth in such sections of the Bylaws attached as Exhibit 1 to this Annex A, so as to remove the onerous requirements imposed thereby on the process for calling a special meeting of shareholders and for submitting shareholder proposals.

Proposal 3:	RESOLVED, that any amendment or provision of the Bylaws adopted and approved by the Board that changes the Bylaws in any way from the version of the Bylaws adopted and approved by the Board on July 12, 2015 through the date of the Special Meeting be and hereby is repealed, and that the section of the Bylaws entitled “AMENDMENT OF BYLAWS” be and hereby is amended to eliminate the power of the Board to adopt, amend or repeal the Bylaws from the date of the Special Meeting through 120 days following such date as set forth in such section of the Bylaws attached as Exhibit 1 to this Annex A.

Description of the business desired to be brought before the Special Meeting and the reasons for conducting such business:

Proposal 1

Section 19 of the Bylaws, together with Section 303(a) of the General Corporation Law of the California Corporations Code (the “CGCL”), provide that any or all of the directors may be removed without cause if such removal is approved by the affirmative vote of a majority of the outstanding shares of the Common Stock entitled to vote.

If Proposal 1 passes, the directors will remain on the Board until successors are duly elected and qualified at a special or annual meeting of the shareholders of the Company.

Horizon is seeking to remove Peter D. Staple, Vicente Anido, Jr., Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck and David B. Zenoff because, among other things, Horizon believes that they refused to act in the best interests of shareholders by willfully failing to engage in meaningful discussions or negotiations with, or provide information to, Horizon following Horizon’s proposal to acquire the Company in an all-stock transaction (the “Acquisition Proposal”), and by adopting the Rights Agreement and Bylaw amendments with the intent and purpose to ward off any chance that Horizon might take its Acquisition Proposal directly to Company shareholders and create extreme hurdles to Company shareholders calling a special meeting to, among other things, replace them, in contravention of California law and their fiduciary duties. The Board has previously summarily rejected Horizon’s $29.25 per share offer of May 27, 2015, and its increased $33.00 per share offer of July 21, 2015, and has been unwilling to engage in any meaningful discussions with Horizon or provide Horizon access to any additional information relating to the Board’s assessment of the Company’s value to support a higher offer from Horizon. Horizon’s offers represent an approximately 42% and 60% premium, respectively, from the Company’s market price of $20.64 at the close of business on July 6, 2015, the day before the first proposal was publicly announced. The primary actions taken by the Company have been to adopt the Rights Agreement and amend the Bylaws to make it more difficult for shareholders to call a special meeting and to voice their views on the Company’s performance and the actions of the Board.

Proposals 2 and 3

Section 42 of the Bylaws, together with Section 211 of the CGCL, provide that approval of each of Proposals 2 and 3 requires the affirmative vote of a majority of the outstanding shares of the Company’s Common Stock entitled to vote.

Proposals 2 and 3 are together designed to (i) undo the Board’s efforts, via amendments to the Bylaws approved and adopted by the Board on July 12, 2015, to hinder the shareholders’ statutory right to call a special meeting at any time and otherwise submit shareholder proposals at any meetings and (ii) prevent the Board from taking any such further actions to amend the Bylaws to attempt to nullify or delay the actions taken by, or proposed to be taken by, the shareholders pursuant to the other Proposals or to create new obstacles to the consideration by shareholders of Horizon’s Acquisition Proposal or any future business combination proposal.

With respect to Proposal 2, the repeal of the amendments as set forth in the language marked as struck out in Sections 2 and 5 in the Bylaws attached as Exhibit 1 to this Notice simplifies the mechanics for nominating directors or proposing business at any annual or special meeting by in particular removing the burdensome informational and procedural requirements for proposing business and nominating directors imposed by the Board, such as:

•	the shareholder having to provide detailed information regarding the business proposed to be conducted, as to the shareholder, any Beneficial Owner with respect to such shareholder’s shares, if any, and any such Beneficial Owner’s Control Person, if any, and as to each nominee, if any, which requirements may in sum require greater disclosure than that required by the federal proxy rules and California law;

•	the shareholder having to make a representation regarding its appearance in person or by proxy to present the matters at the applicable meeting; and

•	to call a special meeting, shareholders must not only be entitled to cast not less than 10% of the votes at the Special Meeting (the “Special Meeting Percentage”) as required by the CGCL but must also follow a protracted request process that could take as many as eighty-eight (88) days following the Company’s receipt of a valid Record Date Request Notice just to secure a record date (i.e., the Request Record Date) pursuant to which a shareholder may then solicit other shareholders to obtain the Special Meeting Percentage. The Company has at least one (1) shareholder who owns in excess of 10% of the Company’s shares. That 10% shareholder could not, under the Bylaw amendments, call a special meeting without submitting a Record Date Request and waiting up to eighty-eight (88) days for the Company to comply.

Proposals 1 through 3

Proposals 1 through 3 also represent a way for shareholders to demonstrate, in a coordinated and powerful manner, their support for the Company to engage in a meaningful dialogue with Horizon. Examples of such meaningful engagement could include, without limitation, and in each case conducted in good faith:

•	the participation in one or more substantive, face-to-face meetings between the chief executive and other senior-level officers of the Company and representatives of Horizon to address the terms of Horizon’s Acquisition Proposal;

•	members of the Board making themselves available for face-to-face meetings with representatives of Horizon to discuss the terms of Horizon’s Acquisition Proposal;

•	discussions between the financial advisors of the Company and the financial advisors of Horizon;

•	discussions between the legal advisors of the Company and the legal advisors of Horizon, including in respect of any proposed merger agreement between the companies; and

•	the Company and Horizon undertaking due diligence activities with respect to each other.

Quorum

A majority of the outstanding shares of Common Stock entitled to vote at the Special Meeting must be present in person or by proxy in order for there to be a quorum at the Special Meeting. Shareholders of record who are present at the Special Meeting in person or by proxy and who abstain from voting, including brokers holding customers’ shares of record who cause abstentions to be recorded at the Special Meeting, will have their shares of Common Stock included in the number of shares represented at the Special Meeting for purposes of determining whether a quorum is present. Shares of Common Stock represented by broker non-votes (as described below) will also be included in the number of shares of Common Stock treated as represented at the Special Meeting for purposes of determining whether a quorum is present.

Broker Non-Votes; Abstentions

If a Company shareholder holds its shares of Common Stock beneficially in street name and does not provide its broker or nominee with voting instructions, such shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given.

For Proposals 1 through 3, abstentions and broker non-votes will each have the effect of a vote against each such proposal, as applicable.

Revocable Proxies

Company shareholders who execute and deliver proxy cards solicited on behalf of Horizon in connection with the Proposals at the Special Meeting will be permitted to revoke such proxies at any time before the proxy is exercised at the Special Meeting by delivering an instrument revoking the earlier proxy card, or a duly executed later-dated proxy card for the same shares, to MacKenzie Partners, Inc., our proxy solicitor, at 105 Madison Avenue, New York, NY 10016.

Special Meeting Date; Shares Entitled to Vote

The Special Meeting will be held at such time as the Record Holder requests on behalf of Company shareholders representing the Special Meeting Percentage, which date, in accordance with the CGCL and the Bylaws, will be no less than thirty five (35) nor more than sixty (60) days after the Company receives a valid written request from the Record Holder for calling the Special Meeting on behalf of such shareholders. At the Special Meeting, Horizon will ask the shareholders to vote “FOR” the Proposals.

Record Date and Notice for Special Meeting

The record date for determining shareholders entitled to notice of, and to vote at, the Special Meeting may be fixed by the Board as no less than ten (10) nor more than sixty (60) days prior to the Special Meeting. Upon receipt of Horizon’s written request on behalf of Company shareholders representing the Special Meeting Percentage to call the Special Meeting, a Company designated officer must give notice of the Special Meeting to shareholders within twenty (20) days. If the Company fails to do so, then Horizon may mail such notice or seek judicial relief to require the Company to do so.

Annex A

Exhibit 1

Proposed Amendments to the Bylaws

(Attached.)

AMENDED AND RESTATED

BYLAWS

OF

DEPOMED, INC.

(as amended through ~~July 12, 2015~~[—])

SHAREHOLDERS

1.         Annual Meeting.  The annual meeting of shareholders shall be held on such date, time and place, as may be designated by resolution of the Board of Directors of the corporation (the “Board” or the “Board of Directors”) each year. At the annual meeting, directors shall be elected and any other proper business may be transacted.

2.         Special Meetings.

  ~~(a)~~     Special meetings of the shareholders may be called at any time by the Board of Directors, the Chairman of the Board, the President or the holders of shares entitled to cast not less than 10% of the votes at the meeting (the “Special Meeting Percentage”).

~~(b)        Any shareholder seeking to request a special meeting shall request that the Board of Directors fix a record date to determine the shareholders entitled to request a special meeting (the “Request Record Date”) by sending written notice to the Secretary of the corporation (the “Record Date Request Notice”) by registered mail. Any shareholder may make a Record Date Request Notice, provided that such shareholder’s Record Date Request Notice provides the information required under Section 5(d).~~

~~(c)        Upon receiving a Record Date Request Notice, the Board of Directors may set a Request Record Date, which shall not precede, and shall not be more than 60 days after the close of business on, the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within 28 days after the date on which a valid Record Date Request Notice is received by the Secretary of the corporation, fails to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the 28th day after the date a valid Record Date Request Notice is received by the Secretary (or, if such 28th day is not a business day, the first business day thereafter).~~

~~(d)        In order for a shareholder to request a special meeting, one or more written requests for a special meeting signed by shareholders as of the Request Record Date entitled to cast not less than the Special Meeting Percentage (the “Special Meeting Request”) shall be delivered to the Chairman of the Board, the Chief Executive Officer, a President, a Vice President or the Secretary of the corporation (collectively, the “Designated Officers”). The Special Meeting Request shall (i) set forth the purpose of the meeting, (which shall be limited to the matters set forth in the Record Date Request Notice received by the Secretary), and the matters proposed to be acted on at the meeting (which shall be limited to the matters set forth~~

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~~in the Record Date Request Notice received by the Secretary), (ii) bear the date of signature of each such shareholder signing the Special Meeting Request, (iii) set forth the name and address as they appear in the corporation’s books of each shareholder signing such request, (iv) comply with the requirements set forth in Section 5(d) as to each shareholder signing such request, (v) state a time requested for the special meeting (which shall not be less than 35 nor more than 60 days after the receipt of the Special Meeting Request (or in the case of written requests from more than one shareholder, not less than 35 nor more than 60 days after the receipt of the written request that results in the Special Meeting Percentage)) and (vi) be received by a Designated Officer by registered mail or personal delivery within 30 days after the Request Record Date; the record date for such special meeting shall be fixed by the Board as set forth in Section 7. Within five business days after receiving a Special Meeting Request, the Board shall determine whether such shareholder has satisfied the requirements for calling a special meeting of shareholders, and notify the requesting shareholder of its finding. Any requesting shareholder may revoke a request for a special meeting by written revocation delivered to the Secretary of the corporation at any time prior to the giving of notice of the special meeting.~~

3.         Place.  Meetings of shareholders shall be held at the principal executive office of the corporation or at any other place, within or without California, which is designated by the Board of Directors or the President.

4.         Notice.

(a)        Annual and Special Meetings.  A written notice of each meeting of shareholders shall be given not more than 60 days and, except as provided below, not less than 10 (or, if sent by third-class mail, 30) days before the meeting to each shareholder entitled to vote at the meeting. The notice shall state the place, date and hour of the meeting and, if directors are to be elected at the meeting, the names of the nominees intended to be presented by the Board of Directors for election. The notice shall also state (i) in the case of an annual meeting, those matters which the Board of Directors intends to present for action by the shareholders, and (ii), in the case of a special meeting, the general nature of the business to be transacted and that no other business may be transacted. Notice shall be delivered personally, by mail or other means addressed to each such shareholder at the address of the shareholder appearing on the books of the corporation, the address given by the shareholder to the corporation for the purpose of notice or as otherwise provided by law. Upon written request to the Chairman of the Board, the President, the Secretary or any Vice President of the corporation by any person (other than the Board of Directors) entitled to call a special meeting of shareholders, the person receiving such request shall cause notice to be given to the shareholders entitled to vote that a meeting will be held at a time requested by the person calling the meeting not less than 35 nor more than 60 days after receipt of the Special Meeting Request. In the case of written requests from more than one shareholder, the person receiving such request shall cause notice to be given to the shareholders entitled to vote that a meeting will be held at a time requested by the person calling the meeting not less than 35 nor more than 60 days after the receipt of the written request that results in the Special Meeting Percentage being met.

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(b)        Adjourned Meetings.  Notice of an adjourned meeting need not be given if (i) the meeting is adjourned for 45 days or less, (ii) the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken and (iii) no new record date is fixed for the adjourned meeting. otherwise, notice of the adjourned meeting shall be given as in the case of an original meeting.

5.         Advance Notice of Shareholder Proposals.

(a)        Nominations of persons for election to the Board of Directors and the proposal of business to be transacted by the shareholders may be made at ~~a~~an annual meeting of shareholders~~:~~ (i) pursuant to the corporation’s notice with respect to such meeting, (ii) by or at the direction of the Board of Directors or (iii) by any shareholder of the corporation who was a shareholder of record at the time of giving of the notice provided for in this Section 5, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section 5.

(b)        For nominations ~~(or in the case of an annual meeting of shareholders, nominations~~ or other business~~)~~ to be properly brought before ~~a~~an annual meeting ~~of shareholders~~ by a shareholder pursuant to clause (iii) of paragraph (~~a~~b) of this Section 5:

(i)        the shareholder must have given timely notice thereof in writing to the ~~Secretary~~secretary of the corporation, as provided in this Section 5;

(ii)        such business must be a proper matter for shareholder action under California corporation law;

(iii)        if the shareholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined below), such shareholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation’s voting shares reasonably believed by such shareholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such shareholder, and must, in either case, have included in such materials the Solicitation Notice; and

(iv)        if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the shareholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this section.

(c)        To be timely, a shareholder’s notice shall be delivered to the Secretary at the principal executive offices of the corporation not less than 120 or more than 150 days prior to the first anniversary (the “Anniversary”) of the date on which the corporation first mailed its proxy materials for the preceding year’s annual meeting of shareholders; provided, however,

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that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the shareholder to be timely must be so delivered not later than the close of business on the later of the 120th day prior to such annual meeting~~,~~ or the 10th day following the day on which public announcement of the date of such meeting is first made~~.~~; provided, further, however, that with respect to the corporation’s 2005 annual meeting of shareholders, notice by the shareholder to be timely must be so delivered not later than the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made. Such shareholder’s notice shall set forth:

~~(d)        Such shareholder’s notice shall set forth:~~

(i)         as to each person whom the shareholder proposes to nominate for election or ~~re-election~~reelection as a director ~~(1)~~ all information relating to such person ~~that is~~as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors ~~in an election contest, or is otherwise required, in each case~~ pursuant to ~~and in accordance with~~ Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and ~~(2)~~ such person’s written consent to ~~being named in the proxy statement as a nominee and to serving~~serve as a director if elected; ~~provided, however, that, in addition to the information required in the shareholder’s notice pursuant to this Section 5(d)(i), the corporation may require each such person to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such person to serve as a director of the corporation, including information relevant to a determination whether such person can be considered an independent director;~~

(ii)        as to any other business that the shareholder proposes to bring before the meeting, a brief description of ~~the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the corporation, the language of the proposed amendment)~~such business, the reasons for conducting such business at the meeting and any ~~substantial~~material interest ~~(within the meaning of Item 5 of Schedule 14A under the Exchange Act)~~ in such business of such shareholder and the beneficial owner ~~(within the meaning of Section 13(d) of the Exchange Act)~~, if any, on whose behalf the proposal is made; and

(iii)       as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made ~~or the other business is proposed:~~

(A) the name and address of such shareholder, as they appear on the corporation’s books, and ~~the name and address~~ of such beneficial owner,

(B) the class and number of shares of the corporation that are owned beneficially and of record by such shareholder and such beneficial owner,

and (C) whether either such shareholder or beneficial owner ~~(B)        the class or series and number of shares of stock of the corporation which are owned of record by~~

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~~such shareholder and such beneficial owner as of the date of the notice, and a representation that the shareholder will notify the corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the corporation owned of record by the shareholder and such beneficial owner as of the record date for the meeting, and~~

~~(C)        a representation that the shareholder intends to appear in person or by proxy at the meeting to make such nomination or propose such business (an affirmative statement of such intent, a “Solicitation Notice”);~~

~~(iv)      as to the shareholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is made or the other business is proposed, as to such beneficial owner, and if such shareholder or beneficial owner is an entity, as to each director, executive, managing member or control person of such entity (any such individual or control person, a “control person”):~~

~~(A)        the class or series and number of shares of stock of the corporation which are beneficially owned (as defined below) by such shareholder or beneficial owner and by any control person as of the date of the notice, and a representation that the shareholder will notify the corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the corporation beneficially owned by such shareholder or beneficial owner and by any control person as of the record date for the meeting,~~

~~(B)        a description of any agreement, arrangement or understanding with respect to the nomination or other business between or among such shareholder, beneficial owner or control person and any other person, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable) and a representation that the shareholder will notify the corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting,~~

~~(C)        a description of any agreement, arrangement or understanding (including without limitation any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the shareholder’s notice by, or on behalf of, such shareholder, beneficial owner or control person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the corporation’s stock, or maintain, increase or decrease the voting power of the shareholder, beneficial owner or control person with respect to securities of the corporation, and a representation that the shareholder will notify the corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting,~~

~~(D)      a representation whether the shareholder or the beneficial owner, if any, will engage in a solicitation with respect to the nomination or other business and, if so,~~

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~~the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation and whether such person intends or is part of a group which~~ intends to deliver a proxy statement and~~/or~~ form of proxy to holders of, in the case of a proposal, at least the percentage of the corporation’s ~~stock required to approve or adopt the business to be proposed (in person or by proxy) by the shareholder.~~voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “Solicitation Notice”).

~~(E)        all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act.~~

~~(v)       For purposes of this Section 5(d), shares shall be treated as “beneficially owned” by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has or shares pursuant to any agreement, arrangement or understanding (whether or not in writing): (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (B) the right to vote such shares, alone or in concert with others and/or (C) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares.~~

(~~e~~d)      Notwithstanding anything in this Section 5 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 55 days prior to the Anniversary, a shareholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(~~f~~e)      Only persons nominated in accordance with the procedures set forth in this Section 5 shall be eligible to serve as directors and only such business shall be conducted at ~~a~~an annual meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this section. The chairman of the meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defectively proposed business or nomination shall not be presented for shareholder action at the meeting and shall be disregarded.

(~~g~~f)      For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable

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national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(~~h~~g)        Nothing in this Section 5 shall be deemed to affect any rights of shareholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

6.         Shareholder Proposals at Special Meetings.

(a)          Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the corporation’s notice of meeting (i) by or at the direction of the Board of Directors or (ii) by any shareholder of record at the time of giving of notice provided for in this paragraph, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 6. Nominations by shareholders of persons for election to the Board of Directors may be made at such a special meeting of shareholders if the shareholder’s notice has been delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the later of the 120th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(b)          Nothing in this Section 6 shall be deemed to affect any rights of shareholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

7.         Record Date.  The Board of Directors may fix in advance a record date for the determination of the shareholders entitled to notice of any meeting, to vote, to receive any dividend or other distribution or allotment of rights or to exercise any rights. The record date shall be not more than 60 nor less than 10 days prior to the date of the meeting, nor more than 60 days prior to such other action. If no record date is fixed, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, the close of business on the business day next preceding the day on which the meeting is held. The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given. The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, or the 60th day prior to the date of such other action, whichever is later. Except as otherwise provided by law, only shareholders at the close of business on the record date are entitled to notice and to vote, to receive the dividend, distribution or allotment of rights or to exercise rights, as the case may be, notwithstanding any transfer of shares on the books of the corporation occurring after the record date. Except as otherwise provided by law, the corporation shall be entitled to treat the holder of record of any shares as the holder in fact of such shares and shall not be bound to

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recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not the corporation shall have express or other notice of such claim or interest. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date. The Board of Directors shall fix a-new record date if the adjourned meeting takes place more than 45 days after the date set for the original meeting.

8.        Meeting Without Regular Call and Notice.  The transactions of any meeting of shareholders, however called and noticed and wherever held, are as valid as though had at a meeting duly held after regular call and notice if a quorum is present in person or by proxy and if, either before or after the meeting, each of the persons entitled to vote who is not present at the meeting in person or by proxy signs a written waiver of notice, a consent to the holding of the meeting or an approval of the minutes of the meeting. Attendance of a shareholder at a shareholders’ meeting shall constitute a waiver of notice of such meeting unless, at the beginning of the meeting, the shareholder objects to the transaction of any business because the meeting was not properly called or convened or, with respect to the consideration of a matter required to be included in the notice for the meeting which was not so included, the shareholder expressly objects to such consideration at the meeting.

9.        Quorum and Required Vote.  A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum for the transaction of business. No business may be transacted at a meeting in the absence of a quorum other than the adjournment of the meeting, except that if a quorum is present at the commencement of the meeting, business may be transacted until the meeting is adjourned even though the withdrawal of shareholders results in less than a quorum. If a quorum is present at a meeting, the affirmative vote of the holders of shares having a majority of the voting power of the shares represented and voting at the meeting on any matter shall be the act of the shareholders unless the vote of a larger number or voting by classes is required by law or the Articles of Incorporation. If a quorum is present at the commencement of a meeting but the withdrawal of shareholders results in less than a quorum, the affirmative vote of a majority of shares required to constitute a quorum shall be the act of the shareholders unless the vote of a larger number is required by law or the Articles of Incorporation. Any meeting of shareholders, whether or not a quorum is present, may be adjourned by the vote of a majority of the shares represented at the meeting.

10.        Proxies.  A shareholder may be represented at any meeting of shareholders by a written proxy signed by the person entitled to vote or by such persons duly authorized attorney-in-fact. A proxy must bear a date within 11 months prior to the meeting, unless the proxy specifies a different length of time. A revocable proxy is revoked by a writing delivered to the Secretary of the corporation stating that the proxy is revoked or by a subsequent proxy executed and delivered to the Secretary by, or by attendance at the meeting and voting in person by, the person executing the proxy.

11.        Voting.  Except as provided below or as otherwise provided by the Articles of Incorporation or by law, a shareholder shall be entitled to one vote for each share held of record on the record date fixed for the determination of the shareholders entitled to vote or, if no such date is fixed, the date determined in accordance with law. Upon the demand of any

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shareholder made at a meeting before the voting begins, the election of directors shall be by ballot. At any election of directors, shareholders may cumulate votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shares are entitled or distribute votes according to the same principle among as many candidates as desired. No shareholder shall be entitled to cumulate votes for any one or more candidates unless such candidate or candidates’ names have been placed in nomination prior to the voting and at least one shareholder has given notice at the meeting prior to the voting of such shareholder’s intention to cumulate votes.

12.        Election Inspectors.  One or three election inspectors may be appointed by the Board of Directors in advance of a meeting of shareholders or at the meeting by the chairman of the meeting. If not previously chosen, one or three inspectors shall be appointed by the chairman of the meeting if a shareholder or proxy holder so requests. When inspectors are appointed at the request of a shareholder or proxy holder, the majority of shares represented in person or by proxy shall determine whether one or three inspectors shall be chosen. The election inspectors shall determine all questions concerning the existence of a quorum and the right to vote, shall tabulate and determine the results of voting and shall do all other acts necessary or helpful to the expeditious and impartial conduct of the vote. If there are three inspectors, the decision, act or certificate of a majority of the inspectors is effective as if made by all.

13.        Action Without Meeting.  Except as provided below or by the Articles of Incorporation, any action which may be taken at a meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing setting forth the action so taken is signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Unless the consents of all shareholders entitled to vote have been solicited in writing, the corporation shall give to those shareholders entitled to vote who have not consented in writing (i) a written notice at least 10 days before consummation of an action authorized by shareholders without a meeting covered by the following sections of the California Corporations Code: 310 (certain transactions involving interested directors), 317 (indemnification of corporate agents), 1152 (plan of conversion), 1201 (reorganizations) and 2007 (certain distributions of assets) and (ii) a written notice promptly after the taking of any other action approved by shareholders without a meeting. Subject to Section 305(b) of the California Corporations Code, directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors.

14.        Reports.  The annual report to shareholders specified in Section 1501 of the California Corporations Code is dispensed with, except as the Board of Directors may otherwise determine, as long as there are less than 100 holders of record of the corporation’s shares. Any such annual report sent to shareholders shall be sent at least 15 (or, if sent by third-class mail, 35) days prior to the next annual meeting of shareholders and not later than 120 days after the close of the fiscal year.

15.        Lost Stock Certificates.  The corporation may cause a new stock certificate to be issued in place of any certificate previously issued by the corporation alleged to have been

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lost, stolen or destroyed. The corporation may, at its discretion and as a condition precedent to such issuance, require the owner of such certificate to deliver an affidavit stating that such certificate was lost, stolen or destroyed or to give the corporation a bond or other security sufficient to indemnify it against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft or destruction or the issuance of a new certificate.

BOARD OF DIRECTORS

16.        Number.  The authorized number of directors of this corporation shall not be less than five nor more than nine. The exact number of directors shall be fixed by resolution of the Board of Directors. The indefinite number of directors may be changed or a definite number fixed without provision for an indefinite number by an amendment to the Articles of Incorporation or by amendment to these bylaws duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. An amendment reducing the minimum number of directors to a number less than five cannot be adopted if the votes cast against its adoption at a meeting of the shareholders, or the shares not consenting in the case of action by written consent, are equal to more than 16-2/3% of the outstanding shares entitled to vote. No amendment may change the maximum number of authorized directors to a number greater than two times the minimum number of directors minus one.

17.        Powers.  Subject to the limitations imposed by law or contained in the Articles of Incorporation, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the ultimate direction of the Board of Directors.

18.        Election, Term of Office and Vacancies.  At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which the director was elected and until a successor has been elected. The Board of Directors may declare vacant the office of any director who has been declared to be of unsound mind by court order or convicted of a felony. Vacancies on the Board of Directors not caused by removal may be filled by a majority of the directors then in office, regardless of whether they constitute a quorum, or by a sole remaining director. The shareholders may elect a director at any time to fill any vacancy not filled, or which cannot be filled, by the Board of Directors. No reduction in the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

19.        Removal.  Except as provided below, any or all of the directors may be removed without cause if such removal is approved by the affirmative vote or written consent of a majority of the outstanding shares entitled to vote. Unless the entire Board of Directors is so removed, no director may be removed if (i) the votes cast against removal, or not consenting in writing to such removal in the case of written consent, would be sufficient to elect such director if voted cumulatively at an election at which the same total number of votes was cast or, if such action is taken by written consent, all shares entitled to vote were voted and (ii) the entire number of directors authorized at the time of the director’s most recent election were then being elected.

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20.        Resignation.  Any director may resign by giving notice to the Chairman of the Board, the President, the Secretary or the Board of Directors. The resignation of a director shall be effective when given unless the director specifies a later time. The resignation shall be effective regardless of whether it is accepted by the corporation.

21.        Compensation.  If the Board of Directors so resolves, the directors, including the Chairman of the Board, shall receive compensation and expenses of attendance for meetings of the Board of Directors and of committees of the Board. Nothing herein shall preclude any director from serving the corporation in another capacity and receiving compensation for such service.

22.        Committees.  The Board of Directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors, to serve at the pleasure of the Board. The Board may designate one or more directors as alternate members of a committee who may replace any absent member at any meeting of the committee. To the extent permitted by the resolution of the Board of Directors, a committee may exercise all of the authority of the Board except:

(a)        the approval of any action which, under the California Corporations Code, must be approved by the outstanding shares or approved by the shareholders;

(b)        the filling of vacancies on the Board or any committee;

(c)        the fixing of compensation of the directors for serving on the Board or any committee;

(d)        the adoption, amendment or repeal of By-laws;

(e)        the amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable;

(f)        a distribution to the shareholders of the corporation, except at a rate, in a periodic amount or within a price range determined by the Board; and

(g)        the appointment of any other committees of the Board or the members of such committees.

23.        Inspection of Records and Properties.  Each director may inspect all books, records, documents and physical properties of the corporation and its subsidiaries at any reasonable time. Inspections may be conducted either by the director or the director’s agent or attorney. The right of inspection includes the right to copy and make extracts.

24.        Time and Place of Meetings and Telephone Meetings.  Unless the Board of Directors determines otherwise, the Board shall hold a regular meeting during each quarter of the corporation’s fiscal year. All meetings of directors shall be held at the principal executive office of the corporation or at such other place, within or without California, as shall be

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designated in the notice of the meeting or in a resolution of the Board of Directors. Directors may participate in a meeting through use of conference telephone or similar communications equipment, provided that all members so participating can hear each other.

25.        Call.  Meetings of the Board of Directors, whether regular or special, may be called by the Chairman of the Board, the President, the Secretary, any Vice President or any two directors.

26.        Notice.

(a)        Regular meetings of the Board of Directors may be held without notice if the time of such meetings has been fixed by the Board. Special meetings shall be held upon four days’ notice by mail or 24 hours’ notice delivered personally or by telephone (including a voice message system or other system or technology designed to record and communicate messages), first-class mail, or electronic transmission (as defined below). Notices sent by mail, facsimile or electronic mail shall be sent charges prepaid and shall be addressed to each director at that director’s mailing, facsimile or e-mail address, as applicable as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. If the notice is delivered personally, by telephone or by electronic transmission, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally, by telephone, or by electronic transmission may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting nor, if the meeting is to be held at the principal executive office of the corporation, the place of the meeting. Notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place of the adjourned meeting is announced at the meeting at which the adjournment is taken, but if a meeting is adjourned for more than 24 hours, notice of the adjourned meeting shall be given prior to the time of such meeting to the directors who were not present at the time of the adjournment.

(b)         “Electronic transmission by the corporation”  includes facsimile transmissions, electronic mail, posting on an electronic message board or network which the corporation has designated for such purpose (together with a separate notice to the shareholder of the posting), or other means of electronic communication, provided such electronic transmission (i) creates a record that is capable of retention, retrieval and review and may otherwise be rendered into clearly legible tangible form and (ii) complies, to the extent applicable, with the Electronic Signatures in Global and National Commerce Act (15 U.S.C. Sec. 7001(c)(1)).

27.        Meeting Without Regular Call and Notice.  The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, are as valid as though had at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to the holding of the meeting or an approval of the minutes of the meeting. For such purposes,

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a director shall not be considered present at a meeting if, although in attendance at the meeting, the director protests the lack of notice prior to the meeting or at its commencement.

28.        Action Without Meeting.  Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all of the members of the Board individually or collectively consent in writing to such action.

29.        Quorum and Required Vote.  A majority of the authorized number of directors shall constitute a quorum for the transaction of business. Subject to the provisions of Section 310 (relating to certain transactions involving interested directors) and Section 317(e) (relating to indemnification of corporate agents) of the California Corporations Code, every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the Board. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting. A majority of the directors present at a meeting, whether or not a quorum is present, may adjourn the meeting to another time and place.

30.        Committee Meetings.  The principles set forth in Sections 24 through 29 shall apply to committees of the Board of Directors and to actions taken by such committees.

31.        Indemnification of Directors and Officers.

(a)        Indemnification.  To the fullest extent permissible under California law, the corporation shall indemnify its directors and officers against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred by them in connection with any proceeding, including an action by or in the right of the corporation, by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, trustee, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans). To the fullest extent permissible under California law, expenses incurred by a director or officer seeking indemnification under this By-law in defending any proceeding shall be advanced by the corporation as they are incurred upon receipt by the corporation of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that the director or officer is not entitled to be indemnified by the corporation for those expenses. If, after the effective date of this By-law, California law is amended in a manner which permits the corporation to authorize indemnification of or advancement of expenses to its directors or officers, in any such case to a greater extent than is permitted on such effective date, the references in this By-law to “California law” shall to that extent be deemed to refer to California law as so amended. The rights granted by this By-law are contractual in nature and, as such, may not be altered with respect to any present or former director or officer without the written consent of that person.

(b)        Procedure.  Upon written request to the Board of Directors by a person seeking indemnification under this By-law, the Board shall promptly determine in accordance with

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Section 317(e) of the California Corporations Code whether the applicable standard of conduct has been met and, if so, the Board shall authorize indemnification. If the Board cannot authorize indemnification because the number of directors who are parties to the proceeding with respect to which indemnification is sought prevents the formation of a quorum of directors who are not parties to the proceeding, then, upon written request by the person seeking indemnification, independent legal counsel (by means of a written opinion obtained at the corporation’s expense) or the corporation’s shareholders shall determine whether the applicable standard of conduct has been met and, if so, shall authorize indemnification.

(c)        Definitions.  The term “proceeding” means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative. The term “expenses” includes, without limitation, attorneys’ fees and any expenses of establishing a right to indemnification.

OFFICERS

32.        Titles and Authority.  The officers of the corporation shall include a Chairman of the Board or a President or both, a Secretary and a Chief Financial Officer. The Board of Directors may also choose one or more Vice Presidents, Assistant Secretaries, Assistant Chief Financial Officers or other officers. Any number of offices may be held by the same person. All officers shall perform their duties and exercise their powers subject to the direction of the Board of Directors. Deeds, notes, contracts, and any other instrument or document may be executed on behalf of this corporation by the single signature of the Chairman of the Board or the President or by the signatures of any two officers, provided that the signing officers shall not both be Assistant Vice Presidents, Assistant Secretaries, Assistant Chief Financial Officers or other subordinate officers. Notwithstanding the foregoing, any officer is authorized to sign (i) a proxy or consent solicited by the directors or management of any company in which this corporation owns shares or (ii) any notice given by this corporation to any other person.

33.        Election, Term of Office and Vacancies.  At its regular meeting after each annual meeting of shareholders, the Board of Directors shall choose the officers of the corporation. The Board may choose additional officers or fill vacant offices at any other time. No officer must be a member of the Board of Directors except the Chairman of the Board. The officers shall hold office until their successors are chosen, except that the Board of Directors may remove any officer at any time.

34.        Resignation.  Any officer may resign at any time upon notice to the corporation without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party. The resignation of an officer shall be effective when given unless the officer specifies a later time. The resignation shall be effective regardless of whether it is accepted by the corporation.

35.        Chairman of the Board; President.  If the Board of Directors elects a Chairman of the Board, such officer shall preside over all meetings of the Board of Directors and of shareholders. If there be no Chairman of the Board, the President shall perform such duties.

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The Board of Directors shall designate either the Chairman of the Board or the President as the chief executive officer and may prescribe the duties and powers of the chief executive officer. If there be no Chairman of the Board, the President shall be the chief executive officer.

36.        Secretary.  Unless otherwise determined by the Board of Directors or the chief executive officer, the Secretary shall have the following powers and duties:

~~37.~~(a)    Record of Corporate Proceedings.  The Secretary shall attend meetings of shareholders and the Board of Directors and its committees and shall record all votes and the minutes of such meetings in a book to be kept at the principal executive office of the corporation or at such other place as the Board may determine. The Secretary shall keep at the corporation’s principal executive office, if in California, or at its principal business office in California if the principal executive office is not in California, the original or a copy of these By-laws, as amended.

(~~a~~b)        Record of Shares.  Unless a transfer agent is appointed by the Board of Directors to keep a share register, the Secretary shall keep a share register at the principal executive office of the corporation showing the names of the shareholders and their addresses, the number and class of shares held by each, the number and date of certificates issued and the number and date of cancellation of each certificate surrendered for cancellation.

(~~b~~c)        Notices.  The Secretary shall give such notices as may be required by law or these By-laws.

~~38~~37.        Chief Financial Officer.  Unless otherwise determined by the Board of Directors or the chief executive officer, the Chief Financial Officer shall have custody of the corporate funds and securities, shall keep adequate and correct accounts of the corporation’s properties and business transactions, shall disburse such funds of the corporation as may be ordered by the Board or the chief executive officer (taking proper vouchers for such disbursements), and shall render to the chief executive officer and the Board, at regular meetings of the Board or whenever the Board may require, an account of all transactions and the financial condition of the corporation.

~~39~~38.        Other officers.  The other officers of the corporation, if any, shall exercise such powers and perform such duties as the Board of Directors or the chief executive officer shall prescribe.

~~40~~39.        Salaries.  The Board of Directors shall fix the salary of the chief executive officer and may fix the salaries of other employees of the corporation, including the other officers. If the Board does not fix the salaries of the other officers, the chief executive officer shall fix such salaries.

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FORUM FOR ADJUDICATION OF DISPUTES

~~41~~40.        Forum.    Unless the corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any shareholder (including any beneficial owner) to bring: (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the corporation to the corporation or the corporation’s shareholders, (c) any action asserting a claim arising pursuant to any provision of the California Corporations Code or the articles of incorporation or bylaws of the corporation or (d) any action asserting a claim governed by the internal affairs doctrine shall be the Santa Clara County Superior Court within the State of California (or, if no state court located within the State of California has jurisdiction, the federal district court for the Northern District of California); in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. If any provision of this Section 41 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 41 (including, without limitation, each portion of any sentence of this Section 41 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

AMENDMENT OF BYLAWS

~~42~~41.        Bylaws may be adopted, amended or repealed by the affirmative vote of a majority of the outstanding shares entitled to vote or by the Board of Directors, except that (i) any such adoption, amendment or repeal by the Board of Directors shall be effective only as of the date 121 days after the date hereof and that during such period the power of the Board of Directors to adopt, amend or repeal the Bylaws shall hereby be eliminated and (ii) an amendment changing the authorized number of directors may only be adopted as provided in Section 16.

CERTIFICATION

This is to certify that the foregoing is a true and correct copy of the bylaws of the corporation named in the title of these bylaws and that such bylaws were duly amended by the ~~by the Board of Directors~~shareholders of such corporation effective ~~July 12, 2015~~as of the date above.

~~/s/ Matthew M. Gosling~~

~~Matthew M. Gosling,~~ Secretary

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Annex B

Other Proxy Rule Requirements

Certain Information Regarding Participants

The following persons are participants pursuant to Item 4 of Schedule 14A under the Exchange Act and Participants as defined in the Notice:

•	Horizon Pharma, Inc.

¡	Address and principal office: 520 Lake Cook Road, Suite 520, Deerfield, IL 60015

¡	Principal business: Developing, acquiring, or in licensing and commercializing differentiated biopharmaceutical products that address unmet medical needs

•	Horizon Pharma public limited company

¡	Address and principal office: Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

¡	Principal business: Developing, acquiring, or in licensing and commercializing differentiated biopharmaceutical products that address unmet medical needs

•	Horizon Pharma public limited company’s directors: Timothy P. Walbert, Chairman, President and CEO; William F. Daniel; Michael Grey; Jeff Himawan; Virinder Nohria; Ronald Pauli; Gino Santini; and H. Thomas Watkins

¡	Principal occupation/employment: With respect to each of the foregoing directors, their respective principal occupations or employment is disclosed on Horizon’s Definitive Proxy Statement for the 2015 Annual Meeting of Shareholders, as filed with the SEC on April 7, 2015

¡	Address: Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

•	The following other executives and employees of Horizon Pharma public limited company: Robert F. Carey, Executive Vice President, Chief Business Officer; Paul W. Hoelscher, Executive Vice President, Chief Financial Officer; David G. Kelley, Executive Vice President, Company Secretary and Managing Director, Ireland; John J. Kody, Executive Vice President, Chief Commercial Officer; Barry J. Moze, Executive Vice President, Corporate Development; Jeffrey W. Sherman, Executive Vice President, Research and Development and Chief Medical Officer; Miles McHugh, Senior Vice President and Chief Accounting Officer; John Thomas, Executive Vice President, Corporate Strategy and Investor Relations; Brian Beeler, Executive Vice President and General Counsel; Geoffrey M. Curtis, Group Vice President, Communications; and Tina Ventura, Vice President, Investor Relations

¡	Address: Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

For information regarding purchases and sales of securities of the Company during the past two years by the foregoing participants in this solicitation, see Annex C. Except as set forth on Annex C, the Participants do not have any substantial interest, direct or indirect, by security holdings or otherwise in the calling of the Special Meeting or adoption of the Proposals at the Special Meeting.

Date, Time and Place Information

The date and time of the Special Meeting, once called, shall be set as requested by the Record Holder in connection with the solicitation of proxies to call the Special Meeting, which, in accordance with the CGCL and the Bylaws, shall be a date no less than thirty-five (35) nor more than sixty (60) days after Depomed receives one or more valid written requests from Company shareholders entitled to cast not less than 10% of the votes at the Special Meeting. The Bylaws provide that all meetings of shareholders shall be held either at the principal office of the Company (which is 7999 Gateway Blvd., Suite 300, Newark, California 94560) or at any other place, within or without California, which is designated by the Board or the President of the Company.

Litigation

On August 3, 2015, the Record Holder is filing a lawsuit in the Superior Court of the State of California, County of Santa Clara, naming as defendants the Company and the members of its Board, Vicente J. Anido, Jr., Karen A. Dawes, Louis J. Lavigne, Jr., Samuel R. Saks, James A. Schoeneck, Peter D. Staple, and David B. Zenoff. The lawsuit is captioned Horizon Pharma, Inc. v. Vicente J. Anido, Jr., et al. The lawsuit alleges that the adoption by the Board of the Rights Agreement and Sections 2(b), 2(c), 2(d), and 5(d) of the Bylaws violates the California Corporations Code, constitutes ultra vires acts, and breaches the fiduciary duties of the members of the Board. The lawsuit seeks, among other things, an order (i) declaring that the Rights Agreement and Sections 2(b), 2(c), and 2(d) of the Bylaws are invalid under California law, (ii) declaring that the members of the Board breached their fiduciary duties by enacting the Rights Agreement and Sections 2(b), 2(c), 2(d), and 5(d) of the Bylaws, (iii) enjoining the members of the Board from relying on, implementing, applying or enforcing either the Rights Agreement or Sections 2(b), 2(c), 2(d), or 5(d) of the Bylaws, (iv) enjoining the members of the Board from taking any improper action designed to impede, or which has the effect of impeding, the Acquisition Proposal or the efforts of Horizon to acquire control of the Company, and (v) compelling the members of the Board to redeem the Rights Agreement or to render it inapplicable to Horizon.

Dissenters’ Rights

Company shareholders will not have any dissenters’ rights under the CGCL in connection with either the solicitation of proxies to call the Special Meeting or any of the Proposals to be considered and voted upon at the Special Meeting.

Information about the Nominees

While the Record Holder is currently seeking to identify director nominees in anticipation of the approval of Proposal 1, as of the date hereof, the Record Holder has not yet finalized its slate of directors. Therefore, the Record Holder is not required under the Bylaws, the Charter or the CGCL to set forth herein information with respect to any such nominations as might otherwise be required by Regulation 14A of the Exchange Act pursuant to, among other things, Items 7 and 8 of Schedule 14A under the Exchange Act. At such time as the Record Holder identifies a slate of replacement directors for election upon the passage of Proposal 1, the Record Holder shall exercise its reservation of rights under the Notice and provide a Supplement in connection with the Special Meeting, or if such reservation of rights has expired, shall submit a new Record Date Request Notice to call another special meeting of shareholders to consider and vote upon the election of such a slate of nominees.

Other Matters under Regulation 14A of the Exchange Act

To the extent that Regulation 14A of the Exchange Act requires disclosure of (i) certain effects related to a change of control under Item 6 of Schedule 14A under the Exchange Act or otherwise; (ii) information regarding ownership of the Common Stock by (a) each person known to the Company to own more than 5% of the outstanding shares of the Common Stock, (b) each director, (c) each named executive officer and (d) all current directors and executive officers as a group, each of (a)-(c) as under Item 6 of Schedule 14A under the Exchange Act; (iii) information with respect to Company shareholder proposal submission deadlines under Rule 14a-5(e) of the Exchange Act; and (iv) information pursuant to Item 23 of Schedule 14A under the Exchange Act regarding delivery of documents to security holders sharing the same address, the Record Holder directs the Company to its annual, quarterly and current reports, proxy statements and other information filed with the SEC.

Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Horizon does not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, it does not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

Annex C

Two year transaction history of each Participant in the Company’s Securities

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS
Shares of Company Common Stock Purchased/(Sold)	Date of Purchase / Sale
HORIZON PHARMA, INC.
1,000	July 9, 2015
250,000	July 24, 2015
249,000	July 27, 2015
250,000	July 28, 2015

Except as set forth above, none of the Participants, to the Record Holder’s knowledge, has purchased or sold any securities of the Company within the past two (2) years from the date hereof.

C-1

EXHIBIT D

PROPOSED REVISIONS TO THE BYLAWS

AMENDED AND RESTATED

BYLAWS

OF

DEPOMED, INC.

(as amended through ~~July 12, 2015~~[—])

SHAREHOLDERS

1.         Annual Meeting.  The annual meeting of shareholders shall be held on such date, time and place, as may be designated by resolution of the Board of Directors of the corporation (the “Board” or the “Board of Directors”) each year. At the annual meeting, directors shall be elected and any other proper business may be transacted.

2.         Special Meetings.

  ~~(a)~~     Special meetings of the shareholders may be called at any time by the Board of Directors, the Chairman of the Board, the President or the holders of shares entitled to cast not less than 10% of the votes at the meeting (the “Special Meeting Percentage”).

~~(b)        Any shareholder seeking to request a special meeting shall request that the Board of Directors fix a record date to determine the shareholders entitled to request a special meeting (the “Request Record Date”) by sending written notice to the Secretary of the corporation (the “Record Date Request Notice”) by registered mail. Any shareholder may make a Record Date Request Notice, provided that such shareholder’s Record Date Request Notice provides the information required under Section 5(d).~~

~~(c)        Upon receiving a Record Date Request Notice, the Board of Directors may set a Request Record Date, which shall not precede, and shall not be more than 60 days after the close of business on, the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within 28 days after the date on which a valid Record Date Request Notice is received by the Secretary of the corporation, fails to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the 28th day after the date a valid Record Date Request Notice is received by the Secretary (or, if such 28th day is not a business day, the first business day thereafter).~~

~~(d)        In order for a shareholder to request a special meeting, one or more written requests for a special meeting signed by shareholders as of the Request Record Date entitled to cast not less than the Special Meeting Percentage (the “Special Meeting Request”) shall be delivered to the Chairman of the Board, the Chief Executive Officer, a President, a Vice~~

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~~President or the Secretary of the corporation (collectively, the “Designated Officers”). The Special Meeting Request shall (i) set forth the purpose of the meeting, (which shall be limited to the matters set forth in the Record Date Request Notice received by the Secretary), and the matters proposed to be acted on at the meeting (which shall be limited to the matters set forth in the Record Date Request Notice received by the Secretary), (ii) bear the date of signature of each such shareholder signing the Special Meeting Request, (iii) set forth the name and address as they appear in the corporation’s books of each shareholder signing such request, (iv) comply with the requirements set forth in Section 5(d) as to each shareholder signing such request, (v) state a time requested for the special meeting (which shall not be less than 35 nor more than 60 days after the receipt of the Special Meeting Request (or in the case of written requests from more than one shareholder, not less than 35 nor more than 60 days after the receipt of the written request that results in the Special Meeting Percentage)) and (vi) be received by a Designated Officer by registered mail or personal delivery within 30 days after the Request Record Date; the record date for such special meeting shall be fixed by the Board as set forth in Section 7. Within five business days after receiving a Special Meeting Request, the Board shall determine whether such shareholder has satisfied the requirements for calling a special meeting of shareholders, and notify the requesting shareholder of its finding. Any requesting shareholder may revoke a request for a special meeting by written revocation delivered to the Secretary of the corporation at any time prior to the giving of notice of the special meeting.~~

3.         Place.  Meetings of shareholders shall be held at the principal executive office of the corporation or at any other place, within or without California, which is designated by the Board of Directors or the President.

4.         Notice.

(a)        Annual and Special Meetings.  A written notice of each meeting of shareholders shall be given not more than 60 days and, except as provided below, not less than 10 (or, if sent by third-class mail, 30) days before the meeting to each shareholder entitled to vote at the meeting. The notice shall state the place, date and hour of the meeting and, if directors are to be elected at the meeting, the names of the nominees intended to be presented by the Board of Directors for election. The notice shall also state (i) in the case of an annual meeting, those matters which the Board of Directors intends to present for action by the shareholders, and (ii), in the case of a special meeting, the general nature of the business to be transacted and that no other business may be transacted. Notice shall be delivered personally, by mail or other means addressed to each such shareholder at the address of the shareholder appearing on the books of the corporation, the address given by the shareholder to the corporation for the purpose of notice or as otherwise provided by law. Upon written request to the Chairman of the Board, the President, the Secretary or any Vice President of the corporation by any person (other than the Board of Directors) entitled to call a special meeting of shareholders, the person receiving such request shall cause notice to be given to the shareholders entitled to vote that a meeting will be held at a time requested by the person calling the meeting not less than 35 nor more than 60 days after receipt of the Special Meeting

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Request. In the case of written requests from more than one shareholder, the person receiving such request shall cause notice to be given to the shareholders entitled to vote that a meeting will be held at a time requested by the person calling the meeting not less than 35 nor more than 60 days after the receipt of the written request that results in the Special Meeting Percentage being met.

(b)        Adjourned Meetings.  Notice of an adjourned meeting need not be given if (i) the meeting is adjourned for 45 days or less, (ii) the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken and (iii) no new record date is fixed for the adjourned meeting. otherwise, notice of the adjourned meeting shall be given as in the case of an original meeting.

5.         Advance Notice of Shareholder Proposals.

(a)        Nominations of persons for election to the Board of Directors and the proposal of business to be transacted by the shareholders may be made at ~~a~~an annual meeting of shareholders~~:~~ (i) pursuant to the corporation’s notice with respect to such meeting, (ii) by or at the direction of the Board of Directors or (iii) by any shareholder of the corporation who was a shareholder of record at the time of giving of the notice provided for in this Section 5, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section 5.

(b)        For nominations ~~(or in the case of an annual meeting of shareholders, nominations~~ or other business~~)~~ to be properly brought before ~~a~~an annual meeting ~~of shareholders~~ by a shareholder pursuant to clause (iii) of paragraph (~~a~~b) of this Section 5:

(i)        the shareholder must have given timely notice thereof in writing to the ~~Secretary~~secretary of the corporation, as provided in this Section 5;

(ii)        such business must be a proper matter for shareholder action under California corporation law;

(iii)        if the shareholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined below), such shareholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation’s voting shares reasonably believed by such shareholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such shareholder, and must, in either case, have included in such materials the Solicitation Notice; and

(iv)        if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the shareholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this section.

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(c)        To be timely, a shareholder’s notice shall be delivered to the Secretary at the principal executive offices of the corporation not less than 120 or more than 150 days prior to the first anniversary (the “Anniversary”) of the date on which the corporation first mailed its proxy materials for the preceding year’s annual meeting of shareholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the shareholder to be timely must be so delivered not later than the close of business on the later of the 120th day prior to such annual meeting~~,~~ or the 10th day following the day on which public announcement of the date of such meeting is first made~~.~~; provided, further, however, that with respect to the corporation’s 2005 annual meeting of shareholders, notice by the shareholder to be timely must be so delivered not later than the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made. Such shareholder’s notice shall set forth:

~~(d)        Such shareholder’s notice shall set forth:~~

(i)         as to each person whom the shareholder proposes to nominate for election or ~~re-election~~reelection as a director ~~(1)~~ all information relating to such person ~~that is~~as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors ~~in an election contest, or is otherwise required, in each case~~ pursuant to ~~and in accordance with~~ Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and ~~(2)~~ such person’s written consent to ~~being named in the proxy statement as a nominee and to serving~~serve as a director if elected; ~~provided, however, that, in addition to the information required in the shareholder’s notice pursuant to this Section 5(d)(i), the corporation may require each such person to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such person to serve as a director of the corporation, including information relevant to a determination whether such person can be considered an independent director;~~

(ii)        as to any other business that the shareholder proposes to bring before the meeting, a brief description of ~~the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the corporation, the language of the proposed amendment)~~such business, the reasons for conducting such business at the meeting and any ~~substantial~~material interest ~~(within the meaning of Item 5 of Schedule 14A under the Exchange Act)~~ in such business of such shareholder and the beneficial owner ~~(within the meaning of Section 13(d) of the Exchange Act)~~, if any, on whose behalf the proposal is made; and

(iii)       as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made ~~or the other business is proposed:~~

(A) the name and address of such shareholder, as they appear on the corporation’s books, and ~~the name and address~~ of such beneficial owner,

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(B) the class and number of shares of the corporation that are owned beneficially and of record by such shareholder and such beneficial owner,

and (C) whether either such shareholder or beneficial owner ~~(B)        the class or series and number of shares of stock of the corporation which are owned of record by such shareholder and such beneficial owner as of the date of the notice, and a representation that the shareholder will notify the corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the corporation owned of record by the shareholder and such beneficial owner as of the record date for the meeting, and~~

~~(C)        a representation that the shareholder intends to appear in person or by proxy at the meeting to make such nomination or propose such business (an affirmative statement of such intent, a “Solicitation Notice”);~~

~~(iv)      as to the shareholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is made or the other business is proposed, as to such beneficial owner, and if such shareholder or beneficial owner is an entity, as to each director, executive, managing member or control person of such entity (any such individual or control person, a “control person”):~~

~~(A)        the class or series and number of shares of stock of the corporation which are beneficially owned (as defined below) by such shareholder or beneficial owner and by any control person as of the date of the notice, and a representation that the shareholder will notify the corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the corporation beneficially owned by such shareholder or beneficial owner and by any control person as of the record date for the meeting,~~

~~(B)        a description of any agreement, arrangement or understanding with respect to the nomination or other business between or among such shareholder, beneficial owner or control person and any other person, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable) and a representation that the shareholder will notify the corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting,~~

~~(C)        a description of any agreement, arrangement or understanding (including without limitation any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the shareholder’s notice by, or on behalf of, such shareholder, beneficial owner or control person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the corporation’s stock, or maintain, increase or decrease the voting power of the shareholder, beneficial owner or control person with respect~~

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~~to securities of the corporation, and a representation that the shareholder will notify the corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting,~~

~~(D)      a representation whether the shareholder or the beneficial owner, if any, will engage in a solicitation with respect to the nomination or other business and, if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation and whether such person intends or is part of a group which~~ intends to deliver a proxy statement and~~/or~~ form of proxy to holders of, in the case of a proposal, at least the percentage of the corporation’s ~~stock required to approve or adopt the business to be proposed (in person or by proxy) by the shareholder.~~voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “Solicitation Notice”).

~~(E)        all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act.~~

~~(v)       For purposes of this Section 5(d), shares shall be treated as “beneficially owned” by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has or shares pursuant to any agreement, arrangement or understanding (whether or not in writing): (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (B) the right to vote such shares, alone or in concert with others and/or (C) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares.~~

(~~e~~d)      Notwithstanding anything in this Section 5 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 55 days prior to the Anniversary, a shareholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(~~f~~e)      Only persons nominated in accordance with the procedures set forth in this Section 5 shall be eligible to serve as directors and only such business shall be conducted at ~~a~~an annual meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this section. The chairman of the meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in

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these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defectively proposed business or nomination shall not be presented for shareholder action at the meeting and shall be disregarded.

(~~g~~f)      For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(~~h~~g)        Nothing in this Section 5 shall be deemed to affect any rights of shareholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

6.         Shareholder Proposals at Special Meetings.

(a)          Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the corporation’s notice of meeting (i) by or at the direction of the Board of Directors or (ii) by any shareholder of record at the time of giving of notice provided for in this paragraph, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 6. Nominations by shareholders of persons for election to the Board of Directors may be made at such a special meeting of shareholders if the shareholder’s notice has been delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the later of the 120th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(b)          Nothing in this Section 6 shall be deemed to affect any rights of shareholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

7.         Record Date.  The Board of Directors may fix in advance a record date for the determination of the shareholders entitled to notice of any meeting, to vote, to receive any dividend or other distribution or allotment of rights or to exercise any rights. The record date shall be not more than 60 nor less than 10 days prior to the date of the meeting, nor more than 60 days prior to such other action. If no record date is fixed, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, the close of business on the business day next preceding the day on which the meeting is held. The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given. The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, or the 60th day prior to the date of such other action, whichever is later. Except as otherwise provided by law, only

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shareholders at the close of business on the record date are entitled to notice and to vote, to receive the dividend, distribution or allotment of rights or to exercise rights, as the case may be, notwithstanding any transfer of shares on the books of the corporation occurring after the record date. Except as otherwise provided by law, the corporation shall be entitled to treat the holder of record of any shares as the holder in fact of such shares and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not the corporation shall have express or other notice of such claim or interest. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date. The Board of Directors shall fix a-new record date if the adjourned meeting takes place more than 45 days after the date set for the original meeting.

8.        Meeting Without Regular Call and Notice.  The transactions of any meeting of shareholders, however called and noticed and wherever held, are as valid as though had at a meeting duly held after regular call and notice if a quorum is present in person or by proxy and if, either before or after the meeting, each of the persons entitled to vote who is not present at the meeting in person or by proxy signs a written waiver of notice, a consent to the holding of the meeting or an approval of the minutes of the meeting. Attendance of a shareholder at a shareholders’ meeting shall constitute a waiver of notice of such meeting unless, at the beginning of the meeting, the shareholder objects to the transaction of any business because the meeting was not properly called or convened or, with respect to the consideration of a matter required to be included in the notice for the meeting which was not so included, the shareholder expressly objects to such consideration at the meeting.

9.        Quorum and Required Vote.  A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum for the transaction of business. No business may be transacted at a meeting in the absence of a quorum other than the adjournment of the meeting, except that if a quorum is present at the commencement of the meeting, business may be transacted until the meeting is adjourned even though the withdrawal of shareholders results in less than a quorum. If a quorum is present at a meeting, the affirmative vote of the holders of shares having a majority of the voting power of the shares represented and voting at the meeting on any matter shall be the act of the shareholders unless the vote of a larger number or voting by classes is required by law or the Articles of Incorporation. If a quorum is present at the commencement of a meeting but the withdrawal of shareholders results in less than a quorum, the affirmative vote of a majority of shares required to constitute a quorum shall be the act of the shareholders unless the vote of a larger number is required by law or the Articles of Incorporation. Any meeting of shareholders, whether or not a quorum is present, may be adjourned by the vote of a majority of the shares represented at the meeting.

10.        Proxies.  A shareholder may be represented at any meeting of shareholders by a written proxy signed by the person entitled to vote or by such persons duly authorized attorney-in-fact. A proxy must bear a date within 11 months prior to the meeting, unless the proxy specifies a different length of time. A revocable proxy is revoked by a writing delivered to the Secretary of the corporation stating that the proxy is revoked or by a subsequent proxy

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executed and delivered to the Secretary by, or by attendance at the meeting and voting in person by, the person executing the proxy.

11.        Voting.  Except as provided below or as otherwise provided by the Articles of Incorporation or by law, a shareholder shall be entitled to one vote for each share held of record on the record date fixed for the determination of the shareholders entitled to vote or, if no such date is fixed, the date determined in accordance with law. Upon the demand of any shareholder made at a meeting before the voting begins, the election of directors shall be by ballot. At any election of directors, shareholders may cumulate votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shares are entitled or distribute votes according to the same principle among as many candidates as desired. No shareholder shall be entitled to cumulate votes for any one or more candidates unless such candidate or candidates’ names have been placed in nomination prior to the voting and at least one shareholder has given notice at the meeting prior to the voting of such shareholder’s intention to cumulate votes.

12.        Election Inspectors.  One or three election inspectors may be appointed by the Board of Directors in advance of a meeting of shareholders or at the meeting by the chairman of the meeting. If not previously chosen, one or three inspectors shall be appointed by the chairman of the meeting if a shareholder or proxy holder so requests. When inspectors are appointed at the request of a shareholder or proxy holder, the majority of shares represented in person or by proxy shall determine whether one or three inspectors shall be chosen. The election inspectors shall determine all questions concerning the existence of a quorum and the right to vote, shall tabulate and determine the results of voting and shall do all other acts necessary or helpful to the expeditious and impartial conduct of the vote. If there are three inspectors, the decision, act or certificate of a majority of the inspectors is effective as if made by all.

13.        Action Without Meeting.  Except as provided below or by the Articles of Incorporation, any action which may be taken at a meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing setting forth the action so taken is signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Unless the consents of all shareholders entitled to vote have been solicited in writing, the corporation shall give to those shareholders entitled to vote who have not consented in writing (i) a written notice at least 10 days before consummation of an action authorized by shareholders without a meeting covered by the following sections of the California Corporations Code: 310 (certain transactions involving interested directors), 317 (indemnification of corporate agents), 1152 (plan of conversion), 1201 (reorganizations) and 2007 (certain distributions of assets) and (ii) a written notice promptly after the taking of any other action approved by shareholders without a meeting. Subject to Section 305(b) of the California Corporations Code, directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors.

14.        Reports.  The annual report to shareholders specified in Section 1501 of the California Corporations Code is dispensed with, except as the Board of Directors may otherwise

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determine, as long as there are less than 100 holders of record of the corporation’s shares. Any such annual report sent to shareholders shall be sent at least 15 (or, if sent by third-class mail, 35) days prior to the next annual meeting of shareholders and not later than 120 days after the close of the fiscal year.

15.        Lost Stock Certificates.  The corporation may cause a new stock certificate to be issued in place of any certificate previously issued by the corporation alleged to have been lost, stolen or destroyed. The corporation may, at its discretion and as a condition precedent to such issuance, require the owner of such certificate to deliver an affidavit stating that such certificate was lost, stolen or destroyed or to give the corporation a bond or other security sufficient to indemnify it against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft or destruction or the issuance of a new certificate.

BOARD OF DIRECTORS

16.        Number.  The authorized number of directors of this corporation shall not be less than five nor more than nine. The exact number of directors shall be fixed by resolution of the Board of Directors. The indefinite number of directors may be changed or a definite number fixed without provision for an indefinite number by an amendment to the Articles of Incorporation or by amendment to these bylaws duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. An amendment reducing the minimum number of directors to a number less than five cannot be adopted if the votes cast against its adoption at a meeting of the shareholders, or the shares not consenting in the case of action by written consent, are equal to more than 16-2/3% of the outstanding shares entitled to vote. No amendment may change the maximum number of authorized directors to a number greater than two times the minimum number of directors minus one.

17.        Powers.  Subject to the limitations imposed by law or contained in the Articles of Incorporation, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the ultimate direction of the Board of Directors.

18.        Election, Term of Office and Vacancies.  At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which the director was elected and until a successor has been elected. The Board of Directors may declare vacant the office of any director who has been declared to be of unsound mind by court order or convicted of a felony. Vacancies on the Board of Directors not caused by removal may be filled by a majority of the directors then in office, regardless of whether they constitute a quorum, or by a sole remaining director. The shareholders may elect a director at any time to fill any vacancy not filled, or which cannot be filled, by the Board of Directors. No reduction in the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

19.        Removal.  Except as provided below, any or all of the directors may be removed without cause if such removal is approved by the affirmative vote or written consent of a

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majority of the outstanding shares entitled to vote. Unless the entire Board of Directors is so removed, no director may be removed if (i) the votes cast against removal, or not consenting in writing to such removal in the case of written consent, would be sufficient to elect such director if voted cumulatively at an election at which the same total number of votes was cast or, if such action is taken by written consent, all shares entitled to vote were voted and (ii) the entire number of directors authorized at the time of the director’s most recent election were then being elected.

20.        Resignation.  Any director may resign by giving notice to the Chairman of the Board, the President, the Secretary or the Board of Directors. The resignation of a director shall be effective when given unless the director specifies a later time. The resignation shall be effective regardless of whether it is accepted by the corporation.

21.        Compensation.  If the Board of Directors so resolves, the directors, including the Chairman of the Board, shall receive compensation and expenses of attendance for meetings of the Board of Directors and of committees of the Board. Nothing herein shall preclude any director from serving the corporation in another capacity and receiving compensation for such service.

22.        Committees.  The Board of Directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors, to serve at the pleasure of the Board. The Board may designate one or more directors as alternate members of a committee who may replace any absent member at any meeting of the committee. To the extent permitted by the resolution of the Board of Directors, a committee may exercise all of the authority of the Board except:

(a)        the approval of any action which, under the California Corporations Code, must be approved by the outstanding shares or approved by the shareholders;

(b)        the filling of vacancies on the Board or any committee;

(c)        the fixing of compensation of the directors for serving on the Board or any committee;

(d)        the adoption, amendment or repeal of By-laws;

(e)        the amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable;

(f)        a distribution to the shareholders of the corporation, except at a rate, in a periodic amount or within a price range determined by the Board; and

(g)        the appointment of any other committees of the Board or the members of such committees.

23.        Inspection of Records and Properties.  Each director may inspect all books, records, documents and physical properties of the corporation and its subsidiaries at any reasonable

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time. Inspections may be conducted either by the director or the director’s agent or attorney. The right of inspection includes the right to copy and make extracts.

24.        Time and Place of Meetings and Telephone Meetings.  Unless the Board of Directors determines otherwise, the Board shall hold a regular meeting during each quarter of the corporation’s fiscal year. All meetings of directors shall be held at the principal executive office of the corporation or at such other place, within or without California, as shall be designated in the notice of the meeting or in a resolution of the Board of Directors. Directors may participate in a meeting through use of conference telephone or similar communications equipment, provided that all members so participating can hear each other.

25.        Call.  Meetings of the Board of Directors, whether regular or special, may be called by the Chairman of the Board, the President, the Secretary, any Vice President or any two directors.

26.        Notice.

(a)        Regular meetings of the Board of Directors may be held without notice if the time of such meetings has been fixed by the Board. Special meetings shall be held upon four days’ notice by mail or 24 hours’ notice delivered personally or by telephone (including a voice message system or other system or technology designed to record and communicate messages), first-class mail, or electronic transmission (as defined below). Notices sent by mail, facsimile or electronic mail shall be sent charges prepaid and shall be addressed to each director at that director’s mailing, facsimile or e-mail address, as applicable as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. If the notice is delivered personally, by telephone or by electronic transmission, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally, by telephone, or by electronic transmission may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting nor, if the meeting is to be held at the principal executive office of the corporation, the place of the meeting. Notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place of the adjourned meeting is announced at the meeting at which the adjournment is taken, but if a meeting is adjourned for more than 24 hours, notice of the adjourned meeting shall be given prior to the time of such meeting to the directors who were not present at the time of the adjournment.

(b)         “Electronic transmission by the corporation”  includes facsimile transmissions, electronic mail, posting on an electronic message board or network which the corporation has designated for such purpose (together with a separate notice to the shareholder of the posting), or other means of electronic communication, provided such electronic transmission (i) creates a record that is capable of retention, retrieval and review and may otherwise be rendered into clearly legible tangible form and (ii) complies, to the extent

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applicable, with the Electronic Signatures in Global and National Commerce Act (15 U.S.C. Sec. 7001(c)(1)).

27.        Meeting Without Regular Call and Notice.  The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, are as valid as though had at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to the holding of the meeting or an approval of the minutes of the meeting. For such purposes, a director shall not be considered present at a meeting if, although in attendance at the meeting, the director protests the lack of notice prior to the meeting or at its commencement.

28.        Action Without Meeting.  Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all of the members of the Board individually or collectively consent in writing to such action.

29.        Quorum and Required Vote.  A majority of the authorized number of directors shall constitute a quorum for the transaction of business. Subject to the provisions of Section 310 (relating to certain transactions involving interested directors) and Section 317(e) (relating to indemnification of corporate agents) of the California Corporations Code, every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the Board. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting. A majority of the directors present at a meeting, whether or not a quorum is present, may adjourn the meeting to another time and place.

30.        Committee Meetings.  The principles set forth in Sections 24 through 29 shall apply to committees of the Board of Directors and to actions taken by such committees.

31.        Indemnification of Directors and Officers.

(a)        Indemnification.  To the fullest extent permissible under California law, the corporation shall indemnify its directors and officers against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred by them in connection with any proceeding, including an action by or in the right of the corporation, by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, trustee, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans). To the fullest extent permissible under California law, expenses incurred by a director or officer seeking indemnification under this By-law in defending any proceeding shall be advanced by the corporation as they are incurred upon receipt by the corporation of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that the director or officer is not entitled to be indemnified by the corporation for those expenses. If, after the effective date of this By-law, California law is amended in a manner which permits the corporation to authorize indemnification of or advancement of expenses to its directors or officers, in any such case to

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a greater extent than is permitted on such effective date, the references in this By-law to “California law” shall to that extent be deemed to refer to California law as so amended. The rights granted by this By-law are contractual in nature and, as such, may not be altered with respect to any present or former director or officer without the written consent of that person.

(b)        Procedure.  Upon written request to the Board of Directors by a person seeking indemnification under this By-law, the Board shall promptly determine in accordance with Section 317(e) of the California Corporations Code whether the applicable standard of conduct has been met and, if so, the Board shall authorize indemnification. If the Board cannot authorize indemnification because the number of directors who are parties to the proceeding with respect to which indemnification is sought prevents the formation of a quorum of directors who are not parties to the proceeding, then, upon written request by the person seeking indemnification, independent legal counsel (by means of a written opinion obtained at the corporation’s expense) or the corporation’s shareholders shall determine whether the applicable standard of conduct has been met and, if so, shall authorize indemnification.

(c)        Definitions.  The term “proceeding” means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative. The term “expenses” includes, without limitation, attorneys’ fees and any expenses of establishing a right to indemnification.

OFFICERS

32.        Titles and Authority.  The officers of the corporation shall include a Chairman of the Board or a President or both, a Secretary and a Chief Financial Officer. The Board of Directors may also choose one or more Vice Presidents, Assistant Secretaries, Assistant Chief Financial Officers or other officers. Any number of offices may be held by the same person. All officers shall perform their duties and exercise their powers subject to the direction of the Board of Directors. Deeds, notes, contracts, and any other instrument or document may be executed on behalf of this corporation by the single signature of the Chairman of the Board or the President or by the signatures of any two officers, provided that the signing officers shall not both be Assistant Vice Presidents, Assistant Secretaries, Assistant Chief Financial Officers or other subordinate officers. Notwithstanding the foregoing, any officer is authorized to sign (i) a proxy or consent solicited by the directors or management of any company in which this corporation owns shares or (ii) any notice given by this corporation to any other person.

33.        Election, Term of Office and Vacancies.  At its regular meeting after each annual meeting of shareholders, the Board of Directors shall choose the officers of the corporation. The Board may choose additional officers or fill vacant offices at any other time. No officer must be a member of the Board of Directors except the Chairman of the Board. The officers shall hold office until their successors are chosen, except that the Board of Directors may remove any officer at any time.

34.        Resignation.  Any officer may resign at any time upon notice to the corporation without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party. The resignation of an officer shall be effective when given unless the officer

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specifies a later time. The resignation shall be effective regardless of whether it is accepted by the corporation.

35.        Chairman of the Board; President.  If the Board of Directors elects a Chairman of the Board, such officer shall preside over all meetings of the Board of Directors and of shareholders. If there be no Chairman of the Board, the President shall perform such duties. The Board of Directors shall designate either the Chairman of the Board or the President as the chief executive officer and may prescribe the duties and powers of the chief executive officer. If there be no Chairman of the Board, the President shall be the chief executive officer.

36.        Secretary.  Unless otherwise determined by the Board of Directors or the chief executive officer, the Secretary shall have the following powers and duties:

~~37.~~(a)    Record of Corporate Proceedings.  The Secretary shall attend meetings of shareholders and the Board of Directors and its committees and shall record all votes and the minutes of such meetings in a book to be kept at the principal executive office of the corporation or at such other place as the Board may determine. The Secretary shall keep at the corporation’s principal executive office, if in California, or at its principal business office in California if the principal executive office is not in California, the original or a copy of these By-laws, as amended.

(~~a~~b)        Record of Shares.  Unless a transfer agent is appointed by the Board of Directors to keep a share register, the Secretary shall keep a share register at the principal executive office of the corporation showing the names of the shareholders and their addresses, the number and class of shares held by each, the number and date of certificates issued and the number and date of cancellation of each certificate surrendered for cancellation.

(~~b~~c)        Notices.  The Secretary shall give such notices as may be required by law or these By-laws.

~~38~~37.        Chief Financial Officer.  Unless otherwise determined by the Board of Directors or the chief executive officer, the Chief Financial Officer shall have custody of the corporate funds and securities, shall keep adequate and correct accounts of the corporation’s properties and business transactions, shall disburse such funds of the corporation as may be ordered by the Board or the chief executive officer (taking proper vouchers for such disbursements), and shall render to the chief executive officer and the Board, at regular meetings of the Board or whenever the Board may require, an account of all transactions and the financial condition of the corporation.

~~39~~38.        Other officers.  The other officers of the corporation, if any, shall exercise such powers and perform such duties as the Board of Directors or the chief executive officer shall prescribe.

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~~40~~39.        Salaries.  The Board of Directors shall fix the salary of the chief executive officer and may fix the salaries of other employees of the corporation, including the other officers. If the Board does not fix the salaries of the other officers, the chief executive officer shall fix such salaries.

FORUM FOR ADJUDICATION OF DISPUTES

~~41~~40.        Forum.    Unless the corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any shareholder (including any beneficial owner) to bring: (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the corporation to the corporation or the corporation’s shareholders, (c) any action asserting a claim arising pursuant to any provision of the California Corporations Code or the articles of incorporation or bylaws of the corporation or (d) any action asserting a claim governed by the internal affairs doctrine shall be the Santa Clara County Superior Court within the State of California (or, if no state court located within the State of California has jurisdiction, the federal district court for the Northern District of California); in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. If any provision of this Section 41 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 41 (including, without limitation, each portion of any sentence of this Section 41 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

AMENDMENT OF BYLAWS

~~42~~41.        Bylaws may be adopted, amended or repealed by the affirmative vote of a majority of the outstanding shares entitled to vote or by the Board of Directors, except that (i) any such adoption, amendment or repeal by the Board of Directors shall be effective only as of the date 121 days after the date hereof and that during such period the power of the Board of Directors to adopt, amend or repeal the Bylaws shall hereby be eliminated and (ii) an amendment changing the authorized number of directors may only be adopted as provided in Section 16.

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CERTIFICATION

This is to certify that the foregoing is a true and correct copy of the bylaws of the corporation named in the title of these bylaws and that such bylaws were duly amended by the ~~by the Board of Directors~~shareholders of such corporation effective ~~July 12, 2015~~as of the date above.

~~/s/ Matthew M. Gosling~~

~~Matthew M. Gosling,~~ Secretary

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